LASERSCOPE® healing with light™...


04026814

ARLS

P.E. 12-31-03

PROCESSED
APR 23 2004
THOMSON
FINANCIAL

20 Years


GreenLight PV

World Class Clinical Solutions

2003 ANNUAL REPORT

> **"Laserscope cosmetic procedures have boosted our revenues significantly, while improving patient and doctor satisfaction."** – *Dr. Mary Beth Butcher, Columbus, Ohio (Family Practice)*

Other accomplishments in our aesthetics business in 2003 included receiving FDA clearance to market our Aura laser for the treatment of acne. The American Academy of Dermatology estimates that nearly 80% of the world's population is affected by acne at some point in their lifetime, and that close to 40% of adolescents have acne severe enough to require treatment by a physician. Because many of the existing treatments for acne, such as oral antibiotics, topical retinoids and topical antibiotics, can be ineffective and, in some cases, dangerous, we believe there will be a growing demand for other alternatives to these treatments. Our laser procedure provides a fast, virtually painless and highly effective treatment alternative.

> **"I was amazed at how easy the treatment was - my skin has not felt or looked this good in years."** – *Kim A. - Laser Peel Patient*

Multi-Pronged Business Strategy Focused On Continued Growth and Quality Clinical Solutions

Laserscope's mission is to improve the quality and cost effectiveness of healthcare by providing minimally invasive surgical solutions. Our business strategy is directly tied to that mission, and our number one goal as a company is to provide outstanding clinical solutions as we move toward solidifying our position as a world class medical device company.

In the area of urology, our plan is multi-fold. We'll be working throughout 2004 on increasing the network of physicians and top academic institutions that use our PVP procedure, utilizing a variety of methods, including growing our internal sales force, increasing our Web-based marketing programs aimed at doctors and patients, and enhancing our training and education on the procedure for physicians. We will also be working with the American Urological Association (AUA) and CMS to ensure that the reimbursement paid to physicians is fair and equitable for PVP.

Overseas markets also present an exciting opportunity for Laserscope. International sales have been around one-quarter of our overall revenues for the past few years and we're now placing significant emphasis on future growth outside the United States for both our urology and aesthetic products. Potential international distribution partnerships in key large markets could help expand the global reach of our GreenLight PV lasers, which are now used in 16 countries around the globe.

We have a focused strategy for our aesthetics business as well. We plan to continue capitalizing on our exclusive distribution relationship with McKesson Medical in the United States and engaging in similar relationships with other organizations outside the U.S. to help us broaden the penetration of our aesthetic product line into other international physician markets.

In addition to being a growth area for the company, the aesthetic business unit provides additional infrastructure leverage and free cash flow. These cash flows will be used to support additional R&D and marketing programs, as well as the acquisition or development of new technologies for large applications outside our current core competencies.

A Bright and Exciting Future

Exciting recent developments in GreenLight PVP reimbursement in the United States, coupled with positive demographics and an expanding market in urology and aesthetics, place Laserscope in the strongest position in its 20+ year history. As we move forward, we'll be driving toward making GreenLight PVP the standard of care for BPH around the world, while continuing to exceed the expectations of our urology and aesthetic customers in the areas of clinical excellence, post-sale support, product innovation and clinical development.

As over the last five years, we will remain sharply focused on the job before us and believe that our strategy will continue to allow Laserscope to deliver meaningful operational and financial growth.

Our success, as always, is completely due to the outstanding efforts and tremendous energy and dedication of our employees. I would like to thank you all for making our journey such a fulfilling and rewarding one and I look forward to working with all of you during another year of exciting growth and achievement.



Eric Reuter
President and Chief Executive Officer
April 5, 2004

Additionally, growing demand for PVP treatment by physicians and patients is expanding shipments of our single-use GreenLight fiber-optic devices – which are used in conjunction with our GreenLight laser - in all geographies. While the initial cost of our GreenLight PV laser system is approximately $90,000, each time the procedure is performed, the doctor must use a new fiber, at a cost of between $650 and $875, generating an attractive, recurring revenue stream for Laserscope. Over the past eight quarters, GreenLight fiber shipments have increased dramatically, from around 120 in the first quarter of 2002 to almost 5,400 in the final quarter of 2003. For all of 2003, fiber shipments grew 284% over the prior year and revenues for our GreenLight product and disposables grew over 250% to more than $15 million. As we advance our urology growth strategy, and the PVP treatment for BPH becomes even more prevalent, we expect fiber shipments to continue growing through 2004.

"If you have to have a procedure, this is the one you want as far as I'm concerned. I would recommend it to anyone over any other procedure." – *Wenzel Koch, patient, West Bloomfield, Michigan*

In November 2003, the Centers for Medicare and Medicaid Services (CMS) announced that the company's application for a New Technology Ambulatory Payment Classification (APC) code for the PVP was accepted. In March of 2004, CMS announced that PVP would be assigned to New Technology APC 1525 and that the reimbursement for this new APC code would be $3,750 per procedure on a national average effective April 1, 2004. This reimbursement is more than twice the former rate and now more accurately reflects the actual costs of performing the procedure. We expect this important development will promote greater use of the PVP procedure at the many U.S. outpatient hospitals where, due to prior economics, the procedure was not made available to patients.


Units Shipped
5,500
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
International
Mobile Providers
US Hospitals and Clinics
Q1 '02
Q2 '02
Q3 '02
Q4 '02
Q1 '03
Q2 '03
Q3 '03
Q4 '03

OUTSTANDING PVP PRODUCT LAUNCH

Versatile Aesthetics Product Line Offers Solid Business Foundation

As demand for cosmetic procedures keeps growing, Laserscope will continue to offer physicians "turnkey" aesthetic laser products and business solutions to help enhance their practices. Currently, we sell, on a worldwide basis, four major aesthetic laser platforms – the Aura™, Lyra™, Venus™, and our newest laser, the Gemini™. These systems have many different applications including the treatment of acne, leg/vein treatment, hair removal and non-invasive skin resurfacing, as well as "laser toning," an innovative way to refresh and rejuvenate the skin. A combination of these therapies can be used to treat sun damaged skin and help restore skin to a more youthful and healthy appearance.

"Laserscope aesthetic lasers have added a rewarding dimension to my existing practice. The procedures are well received by patients and the offerings seamlessly integrate with my existing patient base." – *Dr. Karl Metz, Ft. Walton Beach, Florida (OB/GYN)*

Over the last five years, spurred in part by an increasing number of aging baby boomers with discretionary income, cosmetic procedures in the U.S. have grown more than 200%. In 2002, almost 7 million cosmetic procedures were performed.

In response to this growing demand, we launched our Gemini laser system in February 2004 at the American Academy of Dermatology Annual Meeting in Washington, D.C. The Gemini, which we believe is the most versatile aesthetic laser system in the world, and which may set the standard for performance and value in the market, is currently FDA cleared for 21 different applications. The Gemini can be used to perform more than 90% of the most common aesthetic laser procedures done in a physician's office. We are currently targeting a wide range of physicians with the Gemini, including those in non-traditional aesthetic practices, such as OB/GYNs and family practitioners who would like a single laser platform for their practice. For these doctors, aesthetic procedures provide attractive, "fee for service" revenue potential to help offset reductions in managed care revenue.



GEMINI
The Most Versatile
Aesthetic Laser System

Dear fellow shareholders, employees and customers,

2003 marked another outstanding year for Laserscope ... once again surpassing our most optimistic business objectives. During the year we achieved record sales and profits, increased the revenue contribution from our new urology products by nearly two-and-a-half times and met numerous operational milestones, while significantly enhancing shareholder value. We believe our continuing commitment to providing world class clinical solutions not only enabled us to exceed our 2003 objectives, but more importantly, positions Laserscope for a bright and exciting future.



GreenLight Disposables
GreenLight Systems
Disposables
Service
Aesthetic Sys. & Acc.
Revenues ($K)
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003

IMPROVED PERFORMANCE



Revenues
EPS
Revenues ($M)
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
$0.07
$0.06
$0.05
$0.04
$0.03
$0.02
$0.01
$0.00
-$0.01
-$0.02
-$0.03
-$0.04
-$0.05
EPS
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
'01 '01 '01 '01 '02 '02 '02 '02 '03 '03 '03 '03

SOLID HISTORY OF GROWTH

2003 total revenue grew approximately 33% from the prior year to $57.4 million, and earnings per share increased more than five-fold to $0.13. This growth was driven primarily by continued strong adoption of our revolutionary GreenLight PVP™ treatment for Benign Prostatic Hyperplasia (BPH), or enlargement of the prostate gland.

Testimonials like those seen throughout this letter are becoming the standard in our market, and underscore the growing acceptance of, and satisfaction with, our groundbreaking PVP (Photoselective Vaporization of the Prostate) procedure in the treatment of BPH as well as our aesthetic laser products and procedures. They also illuminate a tremendous opportunity for Laserscope.

> **"The PVP procedure is the most significant step in the surgical treatment of BPH that I have seen in the last 30 years."** – *Dr. Terrence Malloy, Vice Chairman of the Department of Urology, University of Pennsylvania HealthCare System*

Urology Business Driving Robust Growth

Current industry estimates illustrate that 80% of all men will suffer from BPH, depending on their lifespan, and that 13 million of them in the United States, alone, already exhibit some BPH symptoms, including difficulty in urination, urgency, pain and nocturia (waking in the middle of the night to urinate). By 2006, approximately 3.7 million men are expected be treated for BPH in the U.S. Although a significant number of these men will initially be prescribed medical therapy (drugs) for their condition, a growing percentage of men will require or request surgical treatment to eliminate their symptoms and avoid the costs, as well as the side-effects, that can occur with medical therapy. Physicians and patients will be looking for a solution to BPH that is safe, effective and durable.

> **"I believe that GreenLight PVP will replace TURP as the Gold Standard treatment for BPH."** – *Dr. Edward Mueller, San Antonio, Texas*

In 2002, the number of men surgically treated for BPH was over 150,000 in the U.S. The international surgical market for BPH treatment is estimated to be two to three times that of the United States. Currently, the most common surgery, known as Trans Urethral Resection of the Prostate, or TURP, is considered the "gold standard" in treating BPH. Our goal is to replace this current gold standard with Lasescope's PVP procedure for treating enlarged prostate and become known as the finest and most comprehensive clinical treatment for BPH of any known procedure.

We have many reasons to be optimistic that our long-standing goal is becoming a reality. At the 98th Annual Meeting of the American Urological Association (AUA) in April 2003, three published clinical studies (one from the Mayo Clinic and two from the Weill Cornell Medical Center of NewYork-Presbyterian Hospital) on the treatment of BPH using PVP were presented. All three studies indicated that of all available treatment options, PVP provides the best clinical results and long-term effectiveness. The PVP treatment is typically safe and durable, provides superior patient satisfaction and immediate and long-term symptom relief, and, for physicians, is easy-to-use. At present, no one else in the world makes a device like Laserscope's patented GreenLight PV™ system.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2003,

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number: 0-18053

Laserscope

(Exact name of Registrant as Specified in its Charter)

California	**77-0049527**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*

3070 Orchard Drive San Jose, California 95134-2011
(Address of Principal Executive Offices)

Registrant's telephone number, including area code:
(408) 943-0636

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
Common Share Purchase Rights
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the Registrant's voting and non-voting common equity held by non-affiliates of the Registrant was approximately $102,098,816 as of June 30, 2003, based upon the closing sale price on the NASDAQ National Market System reported for such date. Shares of Common Stock held by each officer and director and by each person who owns 5% of more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

There were 20,459,686 shares of Registrant's Common Stock issued and outstanding as of March 1, 2004.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates information by reference from the definitive proxy statement for the Annual Meeting of Shareholders to be held on June 4, 2004.

INTRODUCTORY STATEMENT AND REFERENCES

Some of the statements in this Annual Report on Form 10-K ("Form 10-K"), including but not limited to the "Risk Factors," "Management's discussion and analysis of financial condition and results of operations," "Business" and elsewhere in this document are forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of those statements. All forward-looking statements included in this report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

REFERENCES

References made in this Report to "Laserscope," the "Company," the "Registrant," "We," "Us," or "Our" refer to Laserscope and its subsidiaries.

The following are registered trademarks of Laserscope, which may be mentioned in this report:

Laserscope;
Dermastat;
Opthostat; and
MicroBeam.

The following are common law trademarks and service marks of Laserscope, which also may be mentioned in this report:

AccuStat;
ADD;
ADDStat,
Aura;
Aura SL;
Aura XP;
Aura "i";
Coolspot;
Dermastat;
Endostat;
Venus "i";
VersaStat;
VersaStat "i";
Orion;
Model 630 PDT Dye Module;
Model 630XP PDT Dye Module;
800 Series KTP/YAG Surgical Laser System; and
SmartScan
Lyra;
Lyra "i";
Lyra XP;
MicronSpot;
Microstat;
Gemini;
GreenLight PVP;
GreenLight PV;
StoneLight;
SmartConnector;
StarPulse; and
Venus.

PART I

Item 1. *Business.*

General Overview of Business

Laserscope designs, manufactures, sells and services, on a worldwide basis, an advanced line of medical laser systems and related energy devices for the medical office, outpatient surgical center and hospital markets. The Company is a pioneer in the development and commercialization of lasers and advanced fiber-optic devices for a wide variety of applications. Our product portfolio consists of more than 150 products, including KTP/532, Nd:YAG, Er:YAG, and Dye medical laser systems and related energy delivery devices.

Our primary medical markets include dermatology, aesthetic surgery and urology. Our secondary markets include ear, nose and throat surgery, general surgery, gynecology, photo-dynamic therapy and other surgical specialties.

Mission

Our corporate mission is to improve the quality and cost effectiveness of health care by providing safe, innovative and minimally invasive surgical systems.

History

Laserscope is a California corporation that was founded in 1982 and shipped its first product in 1984. During its initial years, the Company was funded by several venture capital firms and by E.I. du Pont de Nemours & Company. We received the first in a series of United States regulatory clearances in 1987 and completed our initial public offering in December 1989.

Market Focus

In the first quarter of 2002, Laserscope began selling the GreenLight™ Laser System and ADDStat™ disposable fiber-optic delivery device used to perform photoselective vaporization of the prostate ("PVP™") for the treatment of benign prostatic hyperplasia ("BPH"). Since that time, more than 400 urologists collectively have performed more than 17,000 PVP™ procedures. Adoption of this treatment continues to grow among urologists within in the United States and international markets.

BPH affects more than 13 million men in U.S. According to Health Research International, in 2002 there were approximately 2 million men treated for the condition and that number is expected to grow to over 3 million men by 2008. Interventional treatments in the U.S. during 2002 were estimated to be over 218,000.

The GreenLight™ procedure is a virtually bloodless, minimally invasive, outpatient treatment that provides dramatic improvement in urine flow and symptom relief with an extremely low incidence of side effects. Patients are usually released within a few hours of the procedure, often without a catheter. Patients can usually return to normal, non-strenuous activities within a couple of days.

We entered the dermatology/aesthetic surgery market in the mid 1990's with several, highly versatile laser systems. Laserscope has developed the unique VersaStat "i" handpiece for its aesthetic lasers. It allows the operator to continuously and easily adjust the spot size of the laser from 1 to 5mm without changing handpieces. The Aura "i" is intended for the treatment of vascular lesions, red veins on the face and legs, port wine stains and pigmented lesions such as lentigos and sun-damage. Our Lyra "i" is FDA cleared for the treatment of wrinkles, leg veins, vascular lesions, pseudofolliculitis (shaving bumps) and hair removal on all skin types. A new application for Laserscope technology is the combined use of the Aura and the Lyra lasers in a procedure known as Enhanced Skin Rejuvenation. Enhanced Skin Rejuvenation uses both wavelengths to improve appearance by addressing facial wrinkles as well as treating age spots and red facial veins. Our Venus is used for skin resurfacing (wrinkle removal) and laser peels to reduce wrinkles and improve skin tone. Our Gemini™ Laser System, introduced at the American Academy of Dermatology Annual Meeting, held February 7-10, 2004, combines both the wavelengths and pulsing characteristics of Laserscope's two leading aesthetic products, the Aura and Lyra laser systems, into a single, higher power and faster product platform. The Gemini™, is currently FDA cleared for 17 different non-invasive aesthetic applications and is awaiting clearance on the treatment of acne, wrinkle reduction and permanent hair reduction on all skin types. As a percentage of total revenues in 2003, the dermatology/aesthetic surgery market accounted for approximately 63% of revenues.

Our products are also used in several other applications. Since the early 1990's, the ear, nose and throat (ENT), gynecology (OB/GYN) and general surgery specialties have continued to represent markets into which we sell our broad range of laser systems and the majority of our energy delivery devices and surgical instruments.

Products

Laser Platforms:

Our GreenLight™ System is a KTP single wavelength laser used for PVP™, a procedure to treat BPH. BPH is a non-cancerous enlargement of the male prostate. With age, the prostate, a walnut-size gland located just below the bladder, squeezes the urethra as it grows and restricts the flow of urine. BPH is a condition which increases in incidence as the male population ages, and it is estimated that 30 million men worldwide have this condition.

Our Lyra "i" and Lyra XP laser systems are compact Nd:YAG, single wavelength lasers used primarily for aesthetic procedures, including hair removal, wrinkle treatments and leg vein treatments in physician offices. These lasers are cleared by the FDA for hair removal on all skin color types and were the first lasers cleared for market by the FDA for treatment of pseudo folliculitis barbae ("PFB"), commonly referred to as "shaving bumps," "razor bumps" or "ingrown hairs." PFB is a condition that has an incidence estimated from 20-60 percent in African-American men and is of particular concern in the military services.

Our Aura "i" laser systems are compact, highly portable, KTP/532 single wavelength lasers designed for office use. The Aura series laser's integrated StarPulse feature is designed for the treatment of benign vascular and pigmented lesions, including leg and facial telangiectasia (spider-like veins) and pigmented lesions such as age-spots or lentigos. It can also be used as a continuous wave laser for surgical applications that include endoscopic blepharoplasty, rhinoplasty, facelifts, tonsillectomy, wart removal and snoring cessation.

Our Gemini™ Laser System combines both the wavelengths and pulsing characteristics of Laserscope's two leading aesthetic products, the Aura and Lyra laser systems, into a single, higher power and faster product platform. The Gemini is currently FDA cleared for 17 different clinical aesthetic applications and is awaiting clearance on the treatment of acne, wrinkle reduction and permanent hair reduction on all skin types.

Our Venus "i" Erbium:YAG Laser System is among the most compact and powerful, commercially available Erbium lasers for micro-laser peels, skin resurfacing and acne scar resurfacing. Venus is one-half the size and weight of most other Erbium systems on the market.

Our 800 Series KTP/YAG Surgical Laser System is designed for use in hospitals. It is a high-power, dual-wavelength system with applications in urology, general surgery, and other surgical specialties. The KTP/532 beam surgically cuts, vaporizes and coagulates tissue with minimal disruption to adjacent areas. Cutting and vaporization are achieved hemostatically, making the system effective for endoscopic as well as open surgical procedures. Complementing the KTP/532 beam is the Nd:YAG infrared beam, which provides deep coagulation and powerful ablative capabilities. The 800 Series System, which provides up to 40 watts of KTP/532 energy and 100 watts of Nd:YAG energy, can also serve as a base laser system for Laserscope's PDT laser dye module, enabling photo-dynamic therapy applications.

Laserscope's PDT systems include the Model 630 and 630XP PDT Dye Modules. The Model 630 Dye Module provides 3.2 watts of power while the Model 630 XP Dye Module provides 7.0 watts of power. Both systems operate at 630 nm for photoactivation of Photofrin, a photodynamic therapy drug, and are portable and may be tunable to other wavelengths.

Laser Devices, Instruments and Disposables:

We offer a broad line of surgical instrumentation, disposables, kits and other accessories for use with our surgical laser systems. These products include disposable optical fibers, side-firing devices, individual custom hand pieces for specific surgical applications, scanning devices, micromanipulators for microscopic surgery and various other devices, procedure-specific kits and accessories.

Our disposable optical fibers are available in different lengths and diameters for different surgical applications and preferences. The hand pieces, which are used to hold and aim the optical fiber, give the doctor the feel of a traditional surgical tool. When used in contact with body tissue, they provide tactile feedback similar to conventional surgery.

Sales and Marketing

We concentrate much of our marketing efforts for our laser products on high volume surgical procedures such as the treatment of BPH, facial vascular lesions, the treatment of leg veins and hair removal. We believe that increased market awareness of both the benefits of laser procedures and the drawbacks of conventional procedures is one of the most important factors in expanding the market for our laser and laser-based products. As a result, we have designed our marketing and sales strategy around a strong educational effort to promote awareness of the versatility, safety, and cost-effectiveness of our surgical laser systems.

We promote our products through trade shows and exhibits covering most of the surgical specialties, physician workshops and seminars, medical journal advertising and direct mailings. We support and participate in a substantial number of workshops and seminars. For laser products, the workshops usually include a demonstration of our laser systems and provide surgeons with hands-on experience using our products.

Distribution

In the United States, we distribute our products to hospitals, outpatient surgical centers and physician offices through our own direct sales force and through the McKesson Corporation Medical Group ("McKesson"). In December 2000, we signed a distribution agreement that grants to McKesson the exclusive distribution rights for our core aesthetic laser products in the United States. McKesson's Primary Care Division has a sales force of more than 500 representatives throughout the United States who are supported by our own direct sales force.

In the United Kingdom and France, we distribute our products to hospitals, outpatient surgical centers and physician offices through our own direct sales force. Elsewhere, we sell our products through regional distributor networks throughout Europe, the Middle East, Latin America, Asia and the Pacific Rim. Laserscope is both ISO 9001 and CE certified.

International Business

Revenues from Europe, Asia and the Pacific Rim continue to account for a large percentage of total sales. Our international operations, including export sales were 26% of total revenues in each year ended December 31, 2003 and 2002 and were 35% of total revenue in 2001. We expect that international sales will continue to represent a significant percentage of net revenue in 2004.

Installed Base of Lasers

We have more than 7,000 laser systems installed worldwide. The installed base provides a market for service as well as the sale of devices, instruments and disposables.

Service and Support

We have a direct field service organization that provides service for our products. We generally provide a twelve month warranty on our laser systems. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. Our warranties and premium service contracts provide for a "99.0% Uptime Guarantee" on our laser systems. Under provisions of this guarantee, we extend the term of the related warranty or service contract if specified system uptime levels are not maintained. Although most systems covered by this guarantee have achieved a 99.0% uptime rate to date, we cannot assure that we can maintain such uptime rates in the future.

Research and Development

We operate in an industry that is subject to rapid technological changes. Our ability to remain competitive in our industry depends on, among other things, our ability to anticipate and react to such technological changes. Therefore, we intend to continue to invest significant amounts in research and development. Research and development expenditures totaled $4.4 million in 2003 and $3.8 million in each year of 2002 and 2001.

Our current research and development programs are directed toward the development of new laser systems and delivery devices.

Manufacturing

We manufacture in the United States the laser resonators, system chassis and certain accessories including disposable products and re-usable hand pieces used in our laser systems. Our laser manufacturing operations concentrate on the assembly and test of components and subassemblies manufactured to our designs and specifications by outside vendors. We believe that we have sufficient manufacturing capacity in our present facilities to support current operations at least through the end of 2004.

Employees

At December 31, 2003, Laserscope had 195 employees. We believe that we maintain competitive compensation, benefit, equity participation and work environment policies to assist in attracting and retaining qualified personnel. We also believe that the success of our business will depend, in part, on our ability to attract and retain such personnel, who are in great demand.

Competition

We compete in the non-ophthalmic surgical segment of the worldwide medical laser market. In this market, lasers are used in hospital operating rooms, outpatient surgery centers and individual physician offices for a wide variety of procedures. This market is highly competitive. Our competitors are numerous and include some of the world's largest organizations as well as smaller, highly specialized firms. Our ability to compete effectively depends on such factors as:

- market acceptance of our products;
- product performance;
- price;
- customer support;
- the success and timing of new product development; and
- continued development of successful distribution channels.

Some of our current and prospective competitors have or may have significantly greater financial, technical, research and development, manufacturing and marketing resources than we have. To compete effectively, we will need to continue to expand our product offerings, periodically enhance our existing products and continue to enhance our distribution.

Certain surgical laser manufacturers have targeted their efforts on narrow segments of the market, such as angioplasty and lithotripsy. Their products may compete for the same capital equipment funds as our products, and accordingly, these manufacturers may be considered our competitors. Generally, surgical laser manufacturers such as Laserscope compete with standard surgical methods and other medical technologies and treatment modalities. We cannot assure that we can compete effectively against such competitors. In addition, we cannot assure that these or other companies will not succeed in developing technologies, products or treatments that are more effective than ours or that would render our technology or products obsolete or non-competitive.

Patents and Licenses

While we believe the patents that we have and for which we have applied are of value, other factors are of greater competitive importance. We currently hold approximately 36 patents issued in the United States, generally covering surgical laser systems, delivery devices, calibration inserts, and laser resonators. We have also licensed certain technologies from others. For more information regarding patents and licenses, please see Risk Factors-Reliance on Patents and Licenses.

Environmental Regulation

Our operations are also subject to various federal, state and local environmental protection regulations governing the use, storage, handling and disposal of hazardous materials, chemicals and certain waste products. In the United States, we are subject to the federal regulation and control of the Environmental Protection Agency. Comparable authorities are involved in other countries. We believe that compliance with federal, state and local environmental protection regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

Although we believe that our safety procedures for using, handling, storing and disposing of such materials comply with the standards required by state and federal laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials.

Dependence on Single-Source Suppliers and Certain Third Parties

Certain of the components used in our laser products, including certain optical components, are purchased from single sources. While we believe that most of these components are available from alternate sources, an interruption of these or other supplies could adversely affect our ability to manufacture lasers.

Backlog

As of December 31, 2003 and 2002, we had firm orders in our backlog worth approximately $4.1 million and $1.8 million, respectively. We completely exhausted in 2003 the backlog that existed at the end of 2002, and we plan to completely exhaust during 2004 the backlog that existed at the end of 2003.

Executive Officers of the Company

The following sets forth certain information with respect to the executive officers of the Company as of December 31, 2003:

Name	Age	Position
Robert J. Pressley, Ph.D.	71	Chairman of the Board of Directors
Eric M. Reuter	42	President, Chief Executive Officer and Director
Robert L. Mathews	58	Executive Vice President
Ken Arnold	34	Vice President, Research and Development
Van Frazier	51	Vice President, Quality and Regulatory Affairs
Dennis LaLumandiere	50	Vice President, Finance, Chief Financial Officer and Secretary
Robert Mann	46	Vice President, North American Sales and Marketing
William B. Kelley	48	Vice President, International Sales and Business Development

Robert J. Pressley, Ph.D. is a co-founder of the Company and has been a director since its founding. Dr. Pressley was appointed Chairman of the Board of Directors in June 1998. Dr. Pressley co-founded Candescent Technologies Corporation (formerly named Silicon Video Corporation), a developer of electronic products, and served as its President and Chief Executive Officer from January 1991 to January 1994. Dr. Pressley also founded XMR, Inc., a manufacturer of eximer lasers and laser systems, and served as its Chief Executive Officer from March 1979 until March 1990. Dr. Pressley has been a self-employed technology consultant since January 1995.

Eric M. Reuter joined Laserscope as Vice President, Research and Development in September 1996 and was appointed President and Chief Executive Officer of the Company in June 1999. Prior to joining Laserscope, from February 1994 to August 1996, Mr. Reuter was employed at the Stanford Linear Accelerator Center at Stanford University (SLAC) as the Project Engineer for the B-Factory High Energy Ring, an electron storage ring used for high energy physics research. From February 1991 to January 1994, he served as a Senior Staff Engineer and Program Manager in digital imaging at Siemens Medical Systems — Oncology Care Systems, a medical device company.

Robert L. Mathews joined Laserscope as Executive Vice President in August 1999. Before joining Laserscope, from December 1998 to August 1999, he was Executive Vice President & General Manager of the MasterPlan Division of COHR, Inc., a management consulting and independent service organization. From April 1997 to December 1998, he was Vice President and General Manager of Diasonics Vingmed Ultrasound, Inc., a medical device manufacturer. From April 1996 to April 1997, he was Senior Director, Corporate Accounts at Spacelabs Medical, Inc., a medical device manufacturer. From May 1995 to April 1996, Mr. Mathews was a self employed business consultant and from February 1994 to May 1995 he was President and Chief Executive Officer of Resonex Holdings Ltd., a medical device manufacturer.

Ken Arnold joined Laserscope as a Manufacturing Engineer in March 1996. Mr. Arnold served as a Design Engineer from April 1997 to July 1999, Director of Engineering and Technology from July 1999 to October 2001 and as Vice President of Research and Development since October 2001. Prior to joining Laserscope, from 1993 to 1996, he was a Program Manager and Design Engineer at United Defense LP, a major defense contractor.

Van Frazier joined Laserscope as Director of Quality Assurance in January 1999 and was appointed Vice President, Quality and Regulatory Affairs in June 1999. Before joining Laserscope, from October 1997 to January 1999, he was Director of Quality Assurance and Regulatory Affairs of St. Jude Medical, a medical device manufacturer. From January 1996 to October 1997, Mr. Frazier held various regulatory management positions at Telectronics Pacing Systems, a medical device manufacturer and from November 1991 to January 1996, he was Regulatory Compliance Manager for Physio-Control, a medical device manufacturer.

Dennis LaLumandiere joined Laserscope in September 1989 as Corporate Controller. Mr. LaLumandiere has served as Vice President, Finance since February 1995, Chief Financial Officer since February 1996, Assistant Secretary from November 1996 to October 2001 and Secretary since October 2001. Prior to joining Laserscope, from 1983 to 1989, Mr. LaLumandiere held various financial and operations management positions at Raychem Corporation, a multinational materials science company.

Robert Mann joined Laserscope in May 2001 as Director of Physician Practice Enhancement. Mr. Mann served as Senior Director of North American Aesthetic Sales from December 2001 to October 2002, and was appointed Vice President , North American Sales and Marketing in October 2002. Prior to joining Laserscope, Mr. Mann served as National Director of Operations for Vanishing Point Medical Group, a Multi-Specialty Laser Aesthetics practice from January 1999 to May 2001, Vice President of Operations at Pasqua Coffee, a retail food service company, from January 1989 to May 1998 and as Vice President of Operations at Mrs. Fields Cookies, a retail food service company, from April 1981 to May 1998.

William B. Kelley joined Laserscope as Vice President, International Sales and Business Development in November of 2003. Prior to joining Laserscope, from 2002 to 2003 he was Vice President of Sales and Marketing for DentalVeiw, a provider of dental endoscopy equipment. From 1987 to 2001, Mr. Kelley held various sales and executive positions at Candela Corporation, a manufacturer and marketer of medical lasers. His last position at Candela was as Vice President of Sales, North and South America, and he also had direct reporting of worldwide customer service. Mr. Kelley has also served in various sales and sales management capacities at Hospital Satellite Network, New England Medical Devices, Shiley Incorporated, US Surgical Corporation and Parke-Davis Corporation. Mr. Kelley has a BS in Biology and Chemistry from Providence College, Providence RI.

Available Information

Our website is www.laserscope.com. We make available free of charge, on or through our website, our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission. Information contained on our website is not part of this Report.

Item 2. ***Properties.***

Laserscope leases two buildings aggregating approximately 40,000 square feet in San Jose, California under leases expiring in September 2005. We have options to extend the leases at the then-current market rates. These facilities house our research and development and manufacturing operations as well as our principal sales, marketing, service and administrative offices. We also lease offices in the United Kingdom and France where our local sales and marketing staff are based. We believe that these facilities are suitable for our current operations and are adequate to support those operations through at least the end of 2004.

Item 3. ***Legal Proceedings.***

Not Applicable.

Item 4. ***Submission of Matters to a Vote of Security Holders.***

Not Applicable.

PART II

Item 5. *Market for the Registrant's Common Stock and Related Shareholder Matters.*

Our common stock is traded on the Nasdaq National Market under the symbol LSCP. As of March 1, 2004, Laserscope had approximately 600 shareholders of record and the last reported sale of our Common Stock on the Nasdaq National Market was $23.81 per share.

The following table shows Laserscope's high and low selling prices for the years ended December 31, 2003 and December 31, 2002 as reported by the Nasdaq National Market System:

	2003	
	High Bid	Low Bid
First Quarter	$ 5.30	$ 3.76
Second Quarter	$ 8.20	$ 3.90
Third Quarter	$12.99	$ 7.50
Fourth Quarter	$18.15	$10.64

	2002	
	High Bid	Low Bid
First Quarter	$4.47	$2.40
Second Quarter	$6.00	$3.51
Third Quarter	$4.96	$3.26
Fourth Quarter	$4.88	$3.25

We have not paid dividends on our common stock and have no present plans to do so. Provisions of our bank line of credit prohibit the payment of dividends without the bank's consent.

To address our capital needs in 2000, we completed a private placement of our Common Stock pursuant to Regulation D of the Securities Act of 1933, as amended, to accredited investors providing gross proceeds of approximately $1.9 million to Laserscope. The transaction consisted of two closings. The first was approximately $1.1 million in gross proceeds in exchange for 1,505,000 shares of Laserscope common stock, which closed on December 30, 1999. The second closing was for approximately $0.8 million in exchange for 995,000 shares of Laserscope common stock which closed on January 14, 2000. The shares had no par value and were issued at a price of $0.80 per share. We also issued warrants to purchase 218,875 shares of common stock on the date of the second closing. The warrants are convertible into shares of Laserscope's common stock at $1.25 per share and expire in 2005. At December 31, 2003, 373,212 warrants remained outstanding.

On February 11, 2000, we completed a private placement of subordinate convertible debentures pursuant to Regulation D of the Securities Act of 1933, as amended, to affiliates of Renaissance Capital Group, Inc. ("Renaissance") with gross proceeds to Laserscope of $3.0 million. The debentures were to mature seven years from issuance and had an interest rate of 8.00%. The debentures were convertible into Laserscope common stock with an initial conversion price, which was subject to adjustment, of $1.25. The private placement also included warrants convertible into 240,000 shares of Laserscope common stock at $1.50 per share and expire in 2005. As of December 31, 2003, 373,212 warrants remained outstanding.

The proceeds from both of these financings were used for general corporate working capital purposes.

In the first six months of 2003, $400,000 of the debentures were converted to 320,000 shares of Laserscope common stock by Renaissance. During December 2003, Renaissance converted the remaining $2.6 million of debentures into 2,080,000 shares of Laserscope common stock.

Item 6. ***Selected Financial Data.***

Consolidated Statement of Operations Data:

	2003	2002	2001	2000(1)	1999(2)
		(Thousands, except per share amounts)			
Net revenues	$57,427	$43,088	$35,087	$35,399	$40,990
Net income (loss)	2,517	323	(829)	186	(7,573)
Basic net income (loss) per share	0.14	0.02	(0.05)	0.01	(0.60)
Diluted net income (loss) per share	0.13	0.02	(0.05)	0.01	(0.60)

Consolidated Balance Sheet Data (at end of period):

	2003	2002	2001	2000(1)	1999(2)
Cash & cash equivalents	$ 7,158	$ 4,661	$ 3,408	$ 2,698	$ 1,449
Working capital	20,722	15,652	13,336	14,793	6,806
Total assets	37,028	29,163	25,482	24,087	28,956
Capital leases (excluding current portion)	—	60	60	277	534
Other long term debt	—	2,853	3,000	3,000	862
Shareholders' equity	23,198	15,482	13,412	14,114	12,047

(1) The Company sold its ownership interest in NWL Laser-Technologie GmbH effective January 1, 2000.

(2) The Company recorded a $750,000 obsolete inventory provision in the quarter ended June 30, 1999.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Our discussion and analysis of Laserscope's financial condition, results of operations, and cash flows are based upon Laserscope's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate these estimates, including those related to bad debts, product returns, inventory valuation and obsolescence, intangible assets, income taxes, warranty obligations, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Overview

Laserscope is a leading provider of medical laser systems for surgical and aesthetic applications. Founded in 1984, we are a pioneer developer of innovative technologies with over 7000 lasers installed worldwide in doctors' offices, out-patient surgical centers and hospitals. Our product portfolio consists of more than 150 products, including KTP/532, Nd:YAG, Er:YAG, and Dye medical laser systems and related energy delivery devices.

Laserscope primarily serves the needs of two medical specialties: urology and aesthetic surgery. Our newest product offers a breakthrough treatment for a urological disorder called benign prostatic hyperplasia ("BPH"), an enlargement of the prostate gland experienced by most men after the age of fifty.

For aesthetic applications, we offer a full line of products used to perform a wide variety of treatments including the removal of leg and facial veins, unwanted hair, pseudo-folliculitis and wrinkles.

In the United States, we distribute our products to hospitals, outpatient surgical centers and physician offices through our own direct sales force and through the McKesson Corporation Medical Group,

("McKesson"). In December 2000, we signed a distribution agreement that grants to McKesson the exclusive distribution rights for our core aesthetic laser products in the United States. McKesson Medical Group's Primary Care Division has a sales force of more than 500 representatives throughout the United States who are supported by our own direct sales force.

In the United Kingdom and France, we distribute our products to hospitals, outpatient surgical centers and physician offices through our own direct sales force. Elsewhere, we sell our products through regional distributor networks throughout Europe, the Middle East, Latin America, Asia and the Pacific Rim. Laserscope is both ISO 9001 and CE certified.

Critical Accounting Policies

Our critical accounting policies are as follows:

- revenue recognition;
- allowance for doubtful accounts;
- allowance for laser returns;
- warranty obligation;
- excess and obsolete inventory;
- valuation of long-lived and intangible assets and goodwill;
- functional currency; and
- income tax

Revenue Recognition. We derive our revenue from primarily two sources (i) product revenue which includes lasers, instrumentation, and disposables and (ii) service revenue. The Company recognizes revenue on products and services when the persuasive evidence of an arrangement is in place, the price is fixed or determinable, collectibility is reasonably assured, remaining obligations are insignificant, and title and risk of ownership has been transferred. Transfer of title and risk of ownership generally occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. The Company currently provides for the estimated cost to repair or replace products under warranty at the time of sale. Service revenue is recognized as the services are provided and for service contracts on a straight-line basis over the period of the applicable service contract.

Allowance for Doubtful Accounts. We assess the credit worthiness of our customers prior to making a sale in order to mitigate the risk of loss from customers not paying us. However, to account for the inevitability that a customer may not pay us, we maintain an allowance for doubtful accounts. We estimate losses based on the overall business climate, our accounts receivable aging profile, and an analysis of the circumstances associated with specific accounts which are past due. Despite the significant amount of analysis used to compute the required allowance, if the financial condition of Laserscope's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance for Laser Returns. We assess the credit worthiness of our customers prior to making a sale in order to mitigate the risk of loss from customers not paying us. However, to account for the inevitability that a customer may not pay us and will instead return the laser system to us, we maintain an allowance for losses on laser returns. We estimate losses based on a two year history of actual laser returns. Despite the significant amount of analysis used to compute the required allowance, if the financial condition of Laserscope's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty Obligation. We engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers. In addition to these proactive measures, we also provide for the estimated cost of product warranties at the time revenue is recognized. We estimate the cost of our warranty obligation based on product failure rates over the last twelve months and the actual material usage and service delivery costs experienced in correcting those failures. However, should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

Excess and Obsolete Inventory. We maintain reserves for our estimated obsolete or unmarketable inventory. Inventory reserves are recorded when conditions indicate that selling price may be less than cost due to factors such as estimates about future demand, reductions in selling prices, physical deterioration, usage and obsolescence. The reserves are equal to the difference between the cost of inventory and the estimated market value. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required and gross margin could be adversely impacted. In contrast, higher gross margins could result if actual market conditions are more favorable than those projected by management.

Valuation of Long-Lived and Intangible Assets and Goodwill. In July 2001, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and as a result do not amortize goodwill. Instead, we test goodwill for impairment at the reporting unit level, at least annually, by determining the fair value of the reporting unit and comparing it with its book value. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied fair value. SFAS No. 142 requires management to estimate the fair value of the assets and liabilities of each reporting unit, other than goodwill. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit.

We review other long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Events which could trigger an impairment review include, among others, a decrease in the market value of an asset, the asset's inability to generate income from operations and positive cash flow in future periods, a decision to change the manner in which an asset is used, a physical change to the asset or a change in business climate. We calculate estimated future undiscounted cash flows, before interest and taxes, of the related operation and compare it to the carrying value of the asset in determining whether impairment potentially exists. If a potential impairment exists, a calculation is performed to determine the fair value of the long-lived asset. This calculation is based upon a valuation model and discount rate commensurate with the risks involved. Third party appraised values may also be used in determining whether impairment potentially exists.

Future adverse changes in market conditions or poor operating results of a related reporting unit may require us to record an impairment charge in the future. The effect of a change in our estimates and assumptions related to goodwill could be an impairment loss equal to as much as the total of goodwill we have reported, which is $655,000.

Functional Currency. We have a foreign subsidiary in France which sells to customers in France, and we also have a subsidiary in the United Kingdom which sells to customers in all of Europe, except France, as well as customers in Pacific Rim countries. In preparing our consolidated financial statements, we are required to translate the financial statements of the foreign subsidiaries from the currency in which they keep their accounting records into United States Dollars. Our two subsidiaries maintain their accounting records in their functional currencies which are also their respective local currencies, the Euro and the British Pound Sterling. The functional currency is determined based on management's judgment and involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of it transactions, including billing, financing, payroll, and other expenditures would be considered the functional currency but any dependency upon the parent and the nature of the subsidiary's operations must also be considered. Since our two subsidiaries' functional currencies are deemed to be the local currencies, then any gain or loss associated with the translation of those subsidiaries' financial statements is included, as a component of shareholders' equity, in cumulative translation adjustments. If in the future we determine that there has been a change in the functional currency of a subsidiary from its local currency to the United States Dollar, any translation gains or losses arising after the date of change would be included within our statement of operations.

Income Tax. In preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Due to experiencing only a short history of profitability, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets and a full valuation allowance is appropriate. Management reviews its assumptions regarding the realization of deferred tax assets on an ongoing basis. Continued profitability and future changes in management's assumptions may result in a partial or full release of the deferred tax valuation allowance. A release of the valuation allowance would have a favorable impact on the tax provision within the statement of operations.

Financial Review — Results of Operations

The following table sets forth certain data from Laserscope's consolidated statements of operations, expressed as a percentage of net revenues:

	2003	2002	2001
Net revenues	100.0%	100.0%	100.0%
Cost of products and services	48.1	48.4	50.5
Gross margin	51.9	51.6	49.5
Operating expenses:			
Research and development	7.7	8.9	10.7
Selling, general and administrative	39.5	40.9	40.0
	47.2	49.8	50.7
Operating income (loss)	4.7	1.8	(1.3)
Interest expense and other, net	0.0	(0.9)	(1.0)
Income (loss) before income taxes	4.7	0.9	(2.3)
Provision for income taxes	0.3	0.2	0.1
Net income (loss)	4.4%	0.7%	(2.4)%

We generally sell our products to hospitals, outpatient surgery centers and individual physicians in the United States, Europe, the Middle East, Latin America and the Pacific Rim. In the United States, we sell through our direct sales force as well as through a distributor, McKesson. We also generate export sales through our wholly owned subsidiaries in the United Kingdom and France and sell to independent distributors in the rest of the world.

We operate in a technologically advanced, dynamic and highly competitive environment. Our future operating results are subject to quarterly variations based on a variety of factors, many of which are beyond our control. While we attempt to identify and respond to these conditions in a timely manner, these conditions represent significant risks to our performance.

International sales accounted for 26%, 26% and 35% of our net revenues for 2003, 2002 and 2001, respectively. We believe that international sales will continue to account for a significant portion of our net revenues in the foreseeable future. A large portion of our international sales occur through our foreign subsidiaries and the remainder result from exports to foreign distributors. Our international sales and operations are subject to the risks of conducting business internationally. These risks could harm our financial condition, results of operations and future cash flows.

Through December 31, 2003, sales outside of the United States have been denominated in the local currencies of the United Kingdom and France and in United States Dollars for the rest of the world. During 2003, 2002 and 2001 fluctuations in foreign currencies did not materially affect the results of operations reported by Laserscope. However, we are exposed to foreign currency risk in a number of areas. Although our revenues denominated in United States Dollars represented over 91% of total revenues in 2003, 88% in 2002 and 86% in 2001, market risk exists in foreign countries where we sell in United States Dollars, and a major strengthening of the United States Dollar could have a material negative impact on our business.

Please refer to the "Risk Factors" section of this Annual Report for further discussion on these and other risks associated with our business.

The following table contains selected income statement information for Laserscope for the years ended December 31, 2003, 2002 and 2001:

	Twelve Months Ended						% Change	
	Dec. 31, 2003		Dec. 31, 2002		Dec. 31, 2001			
	Amount	%(a)	Amount	%(a)	Amount	%(a)	2003-2002	2002-2001
Revenues from sales of:								
Lasers & Instrumentation	$37,568	65%	$29,842	69%	$23,593	67%	26%	26%
Disposable supplies	13,536	24%	7,420	17%	5,671	16%	82%	31%
Service	6,323	11%	5,826	14%	5,823	17%	9%	—%
Total net revenues	$57,427	100%	$43,088	100%	$35,087	100%	33%	23%
Gross margin:								
Product	$28,162	55%	$20,430	55%	$15,603	53%	38%	31%
Service	1,626	26%	1,824	31%	1,749	30%	(11)%	4%
Total gross margin	$29,788	52%	$22,254	52%	$17,352	49%	34%	28%
Research & development	$ 4,443	8%	$ 3,837	9%	$ 3,756	11%	16%	2%
Selling, general & admin	$22,638	39%	$17,626	41%	$14,043	40%	28%	26%
Net income (loss)	$ 2,517	4%	$ 323	1%	$ (829)	2%	679%	139%

(a) expressed as a percentage of total net revenues except for gross margins which are expressed as a percentage of either product or service revenues as designated.

2003 Results Compared to 2002

During 2003, total revenues increased approximately $14.3 million, or 33%, from 2002.

During 2003, revenues from the sales of laser equipment and instrumentation increased 26% to $37.6 million, or 65% of total net revenues, compared to $29.8 million, or 69%, of total net revenues in 2002. Increases in revenues from sales of laser equipment and instrumentation resulted from a commensurate increase in unit shipments. The increasing success of the United States distributor relationship which we formed with McKesson effective December 2000 contributed to the higher aesthetic laser sales. This also enabled us to sell more instruments that are used with the aesthetic lasers. McKesson made purchases from Laserscope of approximately $17.7 million and $12.6 million which was 31% and 29% of our total 2003 and 2002 revenue, respectively. In addition, we saw growth in unit shipments of GreenLight™ Lasers which are used for BPH. Fiscal 2003 revenue shipments of GreenLight™ lasers was 98 units, which is an approximate three-fold increase over the 2002 shipments of 32 units. In 2004, we believe that we will continue to see moderate increases in our sales of lower-priced office-based aesthetic lasers in all geographic markets. We also believe we will see a continued trend of increasing GreenLight™ laser shipments.

Net revenues from shipments of disposable supplies were 82% higher in 2003 than 2002, and were approximately $13.5 million, or 24%, of total revenues in 2003, compared to approximately $7.4 million, or 17% of total revenues in 2002. These higher revenues are principally due to increasing demand for the disposable fiber-optic devices which are used with the GreenLight™ laser. The GreenLight™ laser was introduced in January 2002.

Until recently, our sales have trended towards lower-priced office lasers for aesthetic procedures and away from lasers used in hospitals for non-aesthetic procedures. This resulted in lower sales of disposable supplies since office lasers used in aesthetic procedures, generally do not create a stream of sales of disposable supplies. However, with the introduction of the GreenLight™ laser in early 2002, we sold approximately 13,300 and 3,500 disposable fiber-optic delivery devices in 2003 and 2002 respectively, which has increased our disposables revenue. We believe that our future sales of disposable supplies depend on our ability to increase our installed base of systems and also to develop and promote surgical procedures that use these products.

Service revenues were 9% higher in 2003 than 2002, and were approximately $6.3 million, or 11% of total revenues in 2003, compared to $5.8 million, or 14% of revenue in 2002. Service revenues increased in all geographic regions, but the growth rate was marginally higher at our foreign subsidiaries. We believe that future revenues will depend on increases to the installed base of lasers as well as customers purchasing service contracts.

Product gross margin as a percentage of net product revenues was 55% in 2003 which was even with that of 2002. In 2003, gross margin increased due to GreenLight™ fibers sold. However, this was offset by less favorable manufacturing variances and higher warranty cost which was driven by longer warranty periods associated with promoting sales of GreenLight™ lasers. We expect that product gross margin, as a percentage of net revenues in 2004, will be marginally higher than the level of 2003. However, we expect that these amounts may vary from quarter to quarter during 2004 and will depend on product demand and distribution mix.

Gross margin from service activities as a percentage of net service revenues was 26% in 2003 compared to 31% in 2002. The decrease reflects an increase in material and overhead costs as a percentage of revenue. We expect that gross margin, as a percentage of net revenues from service activities in 2004, will be similar to 2003 levels.

Research and development expenses result from activities related to the development of new laser, instrumentation and disposable products and the enhancement of our existing products. In 2003, amounts spent on research and development increased 16% from amounts spent in 2002. This was primarily due to an increase in permanent staff and consultants to work on development of the new Gemini laser as well as continuing refinements to the GreenLight™ and aesthetic lasers. We expect that amounts spent in research and development during 2004 will be higher in absolute terms than that spent in 2003 but lower as a percentage of net revenues.

Selling, general and administrative expenses increased 28% in 2003 compared to 2002. This was due in part to an increase in headcount as we increased the size of our sales force and marketing staff in the United States and in our foreign subsidiaries primarily to promote the GreenLight™ laser. In addition, commission expenses were higher following from an increase in revenue of both GreenLight™ and aesthetic lasers. We expect selling, general and administrative expenses during 2004 will be higher in absolute terms than that of 2003 but lower as a percentage of net revenues, as commissions expense continues to increase and we continue to invest in educational support as well as marketing programs for the GreenLight™ and other lasers.

In 2003, we recorded an income tax provision of $202,000. The United Kingdom subsidiary incurred a charge of $76,000 for income taxes due its profitability. However, while the United States operations reported a profit, due to net operating loss carryforwards, the United States entity's tax liability was limited to the alternative minimum tax. The French subsidiary reported a net loss in 2003, and so no tax provision was required for that entity. The United States and the French entity have significant net operating loss carry forwards. In 2002, we recorded a tax provision of $70,000 for our United Kingdom subsidiary and recorded no tax provision for France. In the United States in 2002 we recorded a tax provision of $16,000 for state tax, none for federal tax since tax law at that time permitted alternative minimum tax to be offset 100% by tax loss carry forwards. Due to only a short history of profitability, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets and a full valuation allowance is and was appropriate in 2003 and 2002.

2002 Results Compared to 2001

During 2002, total revenues increased approximately $8.0 million, or 23%, from 2001.

During 2002, revenues from the sales of laser equipment and instrumentation increased 26% to $29.8 million, or 69% of total net revenues, compared to $23.6 million, or 67%, of total net revenues in 2001. Increases in revenues from sales of laser equipment and instrumentation resulted from higher unit shipments, although at lower average selling prices, due to increased aesthetic laser shipments as well as the introduction of the GreenLight™ laser. In addition, as we sold more aesthetic lasers, we also sold more instruments that are used with the aesthetic lasers. The United States distributor relationship which we formed with McKesson effective December 2000 contributed to the higher aesthetic laser sales.

Net revenues from shipments of disposable supplies were 31% higher in 2002 than 2001, and were approximately $7.4 million, or 17%, of total revenues in 2002, compared to approximately $5.7 million, or 16% of total revenues in 2001. The increase is principally due to the January 2002 introduction of the GreenLight™ laser which led to increased fiber-optic sales.

Prior to 2002, our sales have trended towards lower-priced office lasers for aesthetic procedures and away from lasers used in hospitals for non-aesthetic procedures. This had resulted in lower sales of disposable supplies since office lasers used in aesthetic procedures, although carrying one-time sales of instrumentation, generally do not create a stream of sales of disposable supplies. However, with the introduction of the GreenLight™ laser we sold approximately 3,500 disposable fiber-optic delivery devices in 2002 which has increased our disposables revenue.

Service revenues during 2002 were even with 2001. These revenues were $5.8 million, or 14%, of total net revenues in 2002, compared to $5.8 million, or 17%, of total net revenues in 2001. Higher service revenues at our foreign subsidiaries were offset by marginally lower service revenues in the United States.

Product gross margin as a percentage of net product revenues was 55% in 2002 compared to 53% in 2001. Higher product gross margin is primarily due to an increase in domestic laser sales relative to international laser sales in 2002 compared 2001. Historically, domestic product sales have higher margins than international product sales.

Gross margin from service activities as a percentage of net service revenues was 31% in 2002 compared to 30% in 2001. The increase reflects a decrease in overhead costs for material and labor relative to revenue.

Research and development expenses result from activities related to the development of new laser, instrumentation and disposable products and the enhancement of our existing products. In 2002, amounts spent on research and development increased 2% from amounts spent in 2001. This was due to an increase of $117,000 in clinical trials associated with the PVP laser, the introduction of the i-series aesthetic lasers, which are an upgrade of existing products, as well as continuing refinements to other products.

Selling, general and administrative expenses increased 26% in 2002 compared to 2001. This was due primarily to an increase in headcount as we increased the size of our sales force, higher commission expense following from an increase in revenue, and higher travel expense. In addition, legal expenses were higher than last year as a result of increased litigation activity.

In 2002, we recorded an income tax provision of $70,000 because of the profitability of our United Kingdom subsidiary. The United States operations reported a slight profit and the French subsidiary reported a net loss in 2002. The United States and the French entity have significant net operating loss carry forwards. In 2001, we recorded a tax provision of $45,000 for our United Kingdom subsidiary.

Financial Review — Liquidity and Capital Resources

The following table contains selected balance sheet information at December 31, 2003 and 2002 (in thousands):

	December 31, 2003	December 31, 2002
Cash and cash equivalents	$ 7,158	$ 4,661
Working capital	$20,722	$15,652
Total assets	$37,028	$29,163

The net increase in cash and cash equivalents in 2003 compared to 2002 was due to cash provided by financing and operating activities.

Cash provided by financing activities in 2003 totaled $1.7 million. This was the combined result of the following sources: sale of common stock under stock plans — $1.6 million; a repayment of shareholder notes — $0.1 million; and exercise of warrants — $0.1 million These sources were offset by: payments on obligation under capital leases of — $0.1 million.

Cash provided by operating activities totaled $1.5 million. This was the combined result of the following sources: net income — $2.5 million; depreciation — $1.1 million; an increase in accounts payable — $0.8 million, this is due to an increase in material purchases; an increase of warranty reserve-$0.8 million due to an increase in the number of lasers sold that are under warranty; an increase of deferred revenue — $0.6 million as a result of higher volume of contract revenue bookings; an increase in accrued compensation — $0.3 million; increase in inventory reserve — $0.3 million; an increase in other accrued liabilities — $0.3 million; and an increase in tax provision — $0.1 million; an increase in provision of doubtful accounts receivable — $.1 million; and amortization of debt issuance costs — $0.1 million. These sources were offset by: an increase in inventory — $3.0 million, due to a higher demand in our products; an increase in accounts receivable — $2.2 million as a result of higher revenue; and an increase in other current assets — $0.3 million.

Cash used in investing activities totaled $0.9 million and consisted of capital expenditures.

Laserscope has in place an asset based line of credit which provides up to $5.0 million in borrowings and expires in September 2004. Credit is extended based on eligible accounts receivable and inventory. Laserscope's assets collateralize the credit line which bears an interest rate equivalent to the bank's prime rate plus 2.0%. The prime rate at December 31, 2003 was 4.00%. Borrowings against the line of credit are paid down as the Company collects its accounts receivable. Provisions of the bank loan agreement prohibit the payment of dividends on non-preferred stock, or the redemption, retirement, repurchase or other acquisition of Laserscope stock. The agreement further requires us to maintain a minimum tangible net worth. As of December 31, 2003, we had no outstanding borrowings under the line and were in compliance with all covenants.

Capital expenditures totaled $0.9 million in 2003 and $0.8 million in 2002. During 2003, Laserscope purchased more office equipment and machinery and equipment compared to 2002. While the level of capital expenditures in 2004 for normal on-going operations is expected to be on par with that of 2003, we plan to begin the purchase and implementation of a new enterprise resources planning system in 2004. Therefore, we expect the total level of capital expenditures in 2004 to be higher than that of 2003.

Our R & D expenditures in 2003 and 2002 were $4.4M and $3.8M respectively. We expect the amounts spent in research and development during 2004 will be higher in absolute terms than that spent in 2003 but lower as a percentage of net revenues.

To address our capital needs, on January 14, 2000, we completed a private placement of our common stock providing net proceeds of approximately $1.8 million to accredited investors, of which $1.0 million was received in 1999. We issued 2.5 million shares of our no par value common stock at a price of $0.80 per share. We also issued warrants to purchase 218,875 shares of our common stock.

On February 11, 2000, we completed a private placement of subordinate convertible debentures pursuant to Regulation D of the Securities Act of 1933, as amended, to affiliates of Renaissance with gross proceeds to Laserscope of $3.0 million. The debentures were to mature seven years from issuance and had an interest rate of 8.00%. The debentures were convertible into Laserscope common stock with an initial conversion price, which was subject to adjustment, of $1.25. The private placement also included warrants convertible into 240,000 shares of Laserscope common stock at $1.50 per share and expire in 2005.

In the first six months of 2003, $400,000 of the debentures were converted to 320,000 shares of Laserscope common stock by Renaissance. During December 2003, Renaissance converted the remaining $2.6 million of debentures into 2,080,000 shares of Laserscope common stock.

We anticipate that future changes in cash and working capital will be dependent on a number of factors including:

- Our ability to effectively manage non-cash assets such as inventory and accounts receivable;
- Our ability to anticipate and adapt to the changes in our industry such as new and alternative medical procedures;
- Our level of profitability; and
- Our determination to acquire or invest in products and businesses complementary to ours.

We have historically financed acquisitions using our existing cash resources. While we believe our existing cash resources, including our bank line of credit will be sufficient to fund our operating needs for the next twelve months, additional financing will be required for our currently envisioned long-term needs.

There can be no assurance that any additional financing will be available on terms acceptable to us, or at all. In addition, future equity financings could result in dilution to our shareholders, and future debt financings could result in certain financial and operational restrictions

Contractual Obligations

The impact that our contractual obligations as of December 31, 2003 are expected to have on our liquidity and cash flow in future periods is as follows (in thousands):

	Operating Leases	Capital Leases	Total
2004	$1,919	$60	$1,979
2005	1,515	—	1,515
Total	$3,434	$60	$3,494

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 31, 2003, we are not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

In December 2003, the FASB issued a revised FASB Interpretation No. 46 ("FIN 46R"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." The FASB published the revision to clarify and amend some of the original provisions of FIN 46, which was issued in January 2003, and to exempt certain entities from its requirements. A variable interest entity ("VIE") refers to an entity subject to consolidation according to the provisions of this Interpretation. FIN 46R applies to entities whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support provided by any parties, including equity holders, or where the equity investors (if any) do not have a controlling financial interest. FIN 46R provides that if an entity is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the VIE should be consolidated in the entity's financial statements. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE provide additional disclosures. The provisions of FIN 46R are effective for the Company's fiscal 2004 first quarter. The Company does not expect the adoption of FIN 46R to have a material impact on the Company's financial position or on its results of operations.

RISK FACTORS

In determining whether to invest in our Common Stock, you should carefully consider the information below in addition to all other information provided to you in this Report, including the information incorporated by reference in this Report. The statements under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other capitons as cautionary statements for such purpose.

Limited Working Capital; Potential Need to Raise Additional Capital.

As of December 31, 2003, our total assets were $37.0 million and our total liabilities were $13.8 million. As of the same date, our working capital was $20.7 million and our cash and cash equivalents totaled $7.2 million. Current and anticipated demand for our products as well as procurement and production affect our need for capital. Changes in these or other factors could have a material impact on capital requirements and may require us to raise additional capital.

For example, to address our capital needs, on January 14, 2000 we completed a private placement of our common stock providing net proceeds of approximately $1.9 million to accredited investors. We issued 2.5 million shares of our no par value Common Stock at a price of $0.80 per share. We also issued warrants to purchase 218,875 shares of our Common Stock.

Similarly, On February 11, 2000, we completed a private placement of subordinate convertible debentures pursuant to Regulation D of the Securities Act of 1933, as amended, to affiliates of Renaissance with gross proceeds to Laserscope of $3.0 million. The debentures were to mature seven years from issuance and had an interest rate of 8.00%. The debentures were convertible into Laserscope common stock with an initial conversion price, which was subject to adjustment, of $1.25. The private placement also included warrants convertible into 240,000 shares of Laserscope common stock at $1.50 per share and expire in 2005.

In the first six months of 2003, $400,000 of the debentures were converted to 320,000 shares of Laserscope common stock by Renaissance. During December 2003, Renaissance converted the remaining $2.6 million of debentures into 2,080,000 shares of Laserscope common stock.

In 2003, except for shares issued through the Company's Employee Stock Purchase Plan and the Incentive Stock Option Plans, the only other capital raised was through the exercise of warrants, which resulted in the issuance of 75,663 shares.

We anticipate that future changes in cash and working capital will be dependent on a number of factors including:

- Our ability to manage effectively non-cash assets such as inventory and accounts receivable;
- Our ability to anticipate and adapt to the changes in our industry such as new and alternative medical procedures;
- Our level of profitability; and
- Our determination to acquire or invest in products and businesses complementary to ours.

We have historically financed acquisitions using our existing cash resources. While we believe our existing cash resources, including our bank line of credit, will be sufficient to fund our operating needs for the next twelve months, additional financing will be required for our currently envisioned long term needs.

There also can be no assurance that any additional financing will be available on terms acceptable to us, or at all. In addition, future equity financings could result in dilution to our shareholders, and future debt financings could result in certain financial and operational restrictions.

History of Losses; Uncertainty of Future Profitability.

At December 31, 2003, we had an accumulated deficit of $37.0 million. We reported net income of $2.5 million for the year ended December 31, 2003, net income of $0.3 million for the year ended December 31, 2002, and a net loss of $0.8 million for the year ended December 31, 2001. There can be no assurance that we can achieve or maintain profitability on a quarterly basis or at all.

Government Regulation; Uncertainty of Obtaining Regulatory Approval.

Government regulation in the United States and other countries is a significant factor in the development, manufacturing and marketing of many of our products.

Laserscope and its products are regulated in the United States by the Food and Drug Administration under the Federal Food, Drug and Cosmetic Act (the "FDC Act") and the Radiation Control for Health and Safety Act. The FDC Act provides two basic review procedures for medical devices. Certain products qualify for a Section 510(k) ("510(k)") procedure under which the manufacturer gives the FDA pre-market notification of the manufacturer's intention to commence marketing the product. The manufacturer must, among other things, establish that the product to be marketed is "substantially equivalent" to a previously marketed product. In some cases, the manufacturer may be required to include clinical data gathered under an investigational device exemption ("IDE") granted by the FDA allowing human clinical studies.

There can be no assurance that the FDA will grant marketing clearance for our future products on a timely basis, or at all.

If the product does not qualify for the 510(k) procedure, the manufacturer must file a pre-market approval application ("PMA") based on testing intended to demonstrate that the product is both safe and effective. The PMA requires more extensive clinical testing than the 510(k) procedure and generally involves a significantly longer FDA review process. Approval of a PMA allowing commercial sale of a product requires pre-clinical laboratory and animal tests and human clinical studies conducted under an IDE establishing safety and effectiveness. Generally, because of the amount of information required, the 510(k) procedure takes less time than the PMA procedure.

To date, all of our products (except for the 600 Series Dye Module) have been marketed through the 510(k) procedure. Future products, however, may require clearance through the PMA procedure. There can be no assurance that such marketing clearances can be obtained on a timely basis, or at all. Delays in receiving such clearances could have a significant adverse impact on our ability to compete in our industry. The FDA may also require post-market testing and surveillance programs to monitor certain products.

Certain other countries require medical device manufacturers to obtain clearances for products prior to marketing the products in those countries. The requirements vary widely from country to country and are subject to change.

We are also required to register with the FDA and state agencies, such as the Food and Drug Branch of the California Department of Health Services (CDHS), as a medical device manufacturer. We are inspected routinely by these agencies to determine our compliance with the FDA's current "Good Manufacturing Practice" regulations. Those regulations impose certain procedural and documentation requirements upon medical device manufacturers concerning manufacturing, testing and quality control activities. If these inspections determine violations of applicable regulations, the continued marketing of any products manufactured by us may be adversely affected.

In addition, our laser products are covered by a performance standard for laser products set forth in FDA regulations. The laser performance standard imposes certain specific record-keeping, reporting, product testing, and product labeling requirements on laser manufacturers. These requirements also include affixing warning labels to laser systems, as well as incorporating certain safety features in the design of laser products.

Complying with applicable governmental regulations and obtaining necessary clearances or approvals can be time consuming and expensive. There can be no assurance that regulatory review will not involve delays or other actions adversely affecting the marketing and sale of our products. We also cannot predict the extent or impact of future legislation or regulations.

We are also subject to regulation under federal and state laws regarding, among other things, occupational safety, the use and handling of hazardous materials and protection of the environment. We believe that we are in material compliance with these requirements.

Insurance Reimbursement.

Demand for certain of our products depends on government and private insurance reimbursement of hospitals and physicians for health care costs, including, but not limited to, reimbursement of capital equipment costs. Reductions or delays in such insurance coverage or reimbursement may negatively impact hospitals' and physicians' decisions to purchase our products, adversely affecting our future sales.

A substantial portion of our laser sales are for aesthetic procedures that are generally not subject to reimbursement by government or private health insurance. The general absence of insurance coverage for these cosmetic procedures may restrict the development of this market.

In November 2002, the Centers for Medicare and Medicaid Services ("CMS") announced its final rule with respect to Ambulatory Payment Classification ("APC") reimbursement codes to be implemented in January 2003. One of the APC codes that was affected is currently being used by hospitals to bill Medicare for the PVP procedures. In February 2003, CMS issued a technical correction to this APC code which represents the reimbursement under this code for 2003. The reimbursement level to the hospital for this code was reduced approximately 19% for the hospital site of service for Medicare patients compared to the reimbursement during 2002. In August 2003, the CMS announced adjusted reimbursement rates for various BPH treatment alternatives. These rates are due to become effective in January 2004. The national average reimbursement rates for the PVP procedure in 2004 are now projected to be slightly higher in outpatient hospital facilities. In November 2003, CMS notified Laserscope that its application for assignment of PVP to treat BPH to a new technology APC has been accepted. CMS has determined that PVP meets the new technology APC qualification criteria and will be assigned a new APC code effective April 1, 2004. We have yet to be informed by CMS of the level of reimbursement under the new code. Until that time, PVP will continue to be reimbursed under current designated codes. Details regarding the specific coding information and the new associated reimbursement rates will be forthcoming prior to the reassignment. Over the next few months, we will continue to work closely with CMS and the American Urological Association to ensure that the hospital outpatient and physician reimbursement rates for furnishing PVP reflect the appropriate costs of performing the procedure.

If reimbursement rates are not increased soon, it will likely have a short-term adverse effect on the adoption and sales growth of the PVP procedure in the United States as some hospital-based customers who would normally consider adopting the PVP procedure delay their purchases or adoption until the reimbursement climate becomes more attractive.

Uncertainty of Technological Change; Uncertainty of New Product Development and Acceptance.

We operate in an industry that is subject to rapid technological change. Our ability to remain competitive and future operating results will depend upon, among other things, our ability to anticipate and respond rapidly to such change by developing, manufacturing and marketing technologically innovative products in sufficient quantities at acceptable costs to meet such demand. As we introduce new products this may cause some of our existing products to become obsolete, which may result in the write-off of inventory. However, without new products and enhancements, our existing products will likely become obsolete due to technological advances by other companies, which could result in the write-off of inventory as well as diminished revenues. Therefore, we intend to continue to invest significant amounts in research and development.

Our expenditures for research and development were $4.4 million in 2003 and $3.8 million in each year of 2002 and 2001. We anticipate that our ability to compete will require significant research and development expenditures with a continuing flow of innovative, high-quality products. We cannot assure that we will be successful in designing, manufacturing or selling enhanced or new products in a timely manner. Nor can we assure that a competitor could not introduce a new or enhanced product or technology that could have an adverse effect on our competitive position.

Our current research and development programs are directed toward the development of new laser systems and delivery devices. We cannot assure that these markets will develop as anticipated or that our product development efforts will prove successful. Nor can we assure that such new products, if developed and introduced, will be accepted by the market.

Potential Intellectual Property Litigation.

Our industry has been characterized by frequent demands for licenses and litigation. Our competitors or other patent holders may assert that our products and the methods we employ are covered by their patents. In addition, we do not know whether our competitors will apply for and obtain patents that will prevent, limit or interfere with our ability to make, use, sell or import our products. Although we may seek to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, or at all. If, following a successful third-party action for infringement, we cannot obtain a license or redesign our products, we may have to stop manufacturing and marketing our products, and our business would suffer as a result.

We may become involved in litigation not only as a result of alleged infringement of a third party's intellectual property rights but also to protect our own intellectual property. We have and may hereafter become involved in litigation to protect the trademark rights associated with our company name or the names of our products. If we have to change the name of our products, we may experience a loss in goodwill associated with customer confusion and a loss of sales.

Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate, and could divert management's attention from our core business. We do not know whether necessary licenses would be available to us on satisfactory terms, or whether we could redesign our products or processes to avoid infringement. If we lose this kind of litigation, a court could require us to pay substantial damages, and prohibit us from using technologies essential to our products, any of which would have a material adverse effect on our business, results of operations and financial condition.

Dependence on Single-Source Suppliers and Certain Third Parties.

Certain of the components used in our laser products, including certain optical components, are purchased from single sources. While we believe that most of these components are available from alternate sources, an interruption of these or other supplies could adversely affect our ability to manufacture lasers.

Competition.

We compete in the non-ophthalmic surgical segment of the worldwide medical laser market. In this market, lasers are used in hospital operating rooms, outpatient surgery centers and individual physician offices for a wide variety of procedures. This market is highly competitive. Our competitors are numerous and include some of the world's largest organizations as well as smaller, highly specialized firms. Our ability to compete effectively depends on such factors as:

- market acceptance of our products;
- product performance;
- price;
- customer support;
- the success and timing of new product development; and
- continued development of successful distribution channels.

Some of our current and prospective competitors have or may have significantly greater financial, technical, research and development, manufacturing and marketing resources than we have. To compete effectively, we will need to continue to expand our product offerings, periodically enhance our existing products and continue to enhance our distribution.

Certain surgical laser manufacturers have targeted their efforts on narrow segments of the market, such as angioplasty and lithotripsy. Their products may compete for the same capital equipment funds as our products, and accordingly, these manufacturers may be considered our competitors. Generally, surgical laser manufacturers such as Laserscope compete with standard surgical methods and other medical technologies and treatment modalities. We cannot assure that we can compete effectively against such competitors. In addition, we cannot assure that these or other companies will not succeed in developing technologies, products or treatments that are more effective than ours or that would render our technology or products obsolete or non-competitive.

Reliance on Patents and Licenses.

We hold several patents issued in the United States, generally covering surgical laser systems, delivery devices, calibration inserts and the laser resonator. We have also licensed certain technologies from others.

We cannot assure that any patents or licenses that we hold or that may be issued as a result of our patent applications will provide any competitive advantages for our products. Nor can we assure that any of the patents that we now hold or may hold in the future will not be successfully challenged, invalidated or circumvented in the future. In addition, we cannot assure that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, issue, use and sell our products.

Furthermore, we cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We believe that we own or have the right to use the basic patents covering our products. However, the laser industry is characterized by a very large number of patents, many of which are of questionable validity and some of which appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. Because patent applications are maintained in secrecy in the United States until such patents are issued and are maintained in secrecy for a period of time outside the United States, we can conduct only limited searches to determine whether our technology infringes any patents or patent applications of others.

Failure to Attract or Retain Key Personnel Can Adversely Affect Results.

We depend upon the efforts and abilities of a number of current key personnel. If we are unable to attract and retain key employees it would have a material adverse effect on our business, financial condition, results of operations, and future cash flows.

Reliance on Key Customers.

In December 2000, Laserscope and McKesson entered into a five year agreement whereby McKesson would obtain exclusive distribution rights for the Company's aesthetic product lines to doctors' offices in the United States. During 2003, aesthetic product sales in the United States accounted for approximately 42% of our total revenues and at December 31, 2003, accounts receivable from McKesson accounted for approximately 21% of our total accounts receivable. If we are unable to maintain a favorable relationship with McKesson or if McKesson encounters financial difficulties, it would have a material adverse effect on our business, financial condition, results of operations, and future cashflows.

Fluctuations in Quarterly Operating Results.

A number of factors affect our quarterly financial results including the timing of shipments and orders. Our laser products are relatively expensive pieces of medical capital equipment and the precise shipment date of specific units can have a marked effect on our results of operations on a quarterly basis. Any delay in product shipments near the end of a quarter could cause our quarterly results to fall short of anticipated levels. Furthermore, to the extent we receive orders near the end of a quarter, we may not be able to fulfill the order during the balance of that same quarter. Moreover, we typically receive a disproportionate percentage of orders toward the end of each quarter. To the extent that we do not receive anticipated orders or orders are delayed beyond the end of the applicable quarter, our results may be adversely affected and may be unpredictable from quarter to quarter. In addition, because a significant portion of our revenues in each quarter result from orders received in that quarter, we base our production, inventory and operating expenditure levels on anticipated revenue levels. Thus, if sales do not occur when expected, expenditure levels could be disproportionately high and operating results for that quarter and potentially future quarters, would be adversely affected. We cannot assure that Laserscope will accomplish revenue growth or profitability on a quarterly or annual basis. Nor can we assure that revenue growth or profitability will not fluctuate significantly from quarter to quarter.

Potential of Product Defects.

Laser systems are inherently complex in design and require ongoing regular maintenance. The manufacture of our lasers, laser products and systems involves a highly complex and precise process. As a result of the technical complexity of our products, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve such yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected.

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

- loss of customers;
- increased costs of product, returns and warranty expenses;
- damage to our brand reputation;
- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers.

The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.

Product Liability Risk; Limited Insurance Coverage.

Our business has significant risks of product liability claims. We have experienced product liability claims from time to time, which we believe are ordinary for our business. While we cannot predict or determine the outcome of the actions brought against us, we believe that these actions will not ultimately have a material adverse impact on Laserscope's financial position, results of operations, and future cash flows.

At present, we maintain product liability insurance on a "claims made" basis with coverage of $10.0 million in the aggregate with a deductible of $0.1 million per occurrence and an annual maximum aggregate deductible of $0.5 million. We cannot assure that such insurance coverage will be available to us in the future at a reasonable cost, if at all. Nor can we assure that other claims will not be brought against us in excess of our insurance coverage.

Natural Catastrophic Events; Terrorism and Other Manmade Problems.

Our corporate headquarters, including our research and development operations, our manufacturing facilities, and our principal sales, marketing and service offices, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake or a flood, could have a material adverse impact on our business, operating results, and financial condition. In addition, despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins, and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results, and financial condition. In addition, the effects of war or acts of terrorism could have a material adverse effect on our business, operating results, and financial condition. The terrorist attacks in New York and Washington, D.C. on September 11, 2001 disrupted commerce throughout the world and intensified the uncertainty of the United States and other economies.

The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to these economies and create further uncertainties. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected.

Factors Affecting Financial Results and Stock Price.

A number of factors affect our financial results and stock price including, but not limited to:

- product mix;
- competitive pricing pressures;
- material costs;
- revenue and expenses related to new products and enhancements to existing products;
- delays in customer purchases in anticipation of new products or product enhancements by Laserscope or its competitors; and
- the risk of loss or interruption to our operations or increased costs due to earthquakes, the availability of power and energy supplies and other events beyond our control.

The market price of our common stock may be subject to significant fluctuations. These fluctuations may be due to factors specific to Laserscope, such as:

- quarterly fluctuations in our financial results;
- changes in analysts' estimates of future results;
- changes in investors' perceptions of our products;
- announcement of new or enhanced products by us or our competitors;
- announcements relating to acquisitions and strategic transactions by us
- or our competitors;
- general conditions in the medical equipment industry; and
- general conditions in the financial markets.

The stock market has from time to time experienced extreme price and volume fluctuations, particularly among stocks of high technology companies, which, on occasion, have been unrelated to the operating performance of particular companies. Factors not directly related to Laserscope's performance, such as negative industry reports or disappointing earnings announcements by publicly traded competitors, may have an adverse impact on the market price of our common stock.

As of March 1, 2004, we had 20,459,686 shares of outstanding common stock. The sale of a substantial number of shares of common stock or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.

International Business.

Our international revenues were 26% of total revenues in each year ended December 31, 2003 and 2002. Our international sales are made through international distributors and wholly-owned subsidiaries with payments to us typically denominated in the local currencies of the United Kingdom and France, and in United States Dollars in the rest of the world. We intend to continue our operations outside of the United States and potentially to enter additional international markets, These activities, require significant management attention and financial resources and further subject us to the risks of operating internationally. These risks include, but are not limited to:

- changes in regulatory requirements;
- delays resulting from difficulty in obtaining export licenses for certain technology;
- customs, tariffs and other barriers and restrictions; and
- the burdens of complying with a variety of foreign laws.

We are also subject to general geopolitical risks in connection with our international operations, such as:

- differing economic conditions;
- changes in political climate;
- differing tax structures; and
- changes in diplomatic and trade relationships and war.

In addition, fluctuations in currency exchange rates may negatively affect our ability to compete in terms of price against products denominated in local currencies.

Accordingly, our future results could be materially adversely affected by changes in these regulatory, geopolitical and other factors.

We do not engage in hedging transactions for speculative or trading purposes.

Legal Proceedings.

Laserscope is a party to a number of legal proceedings arising in the ordinary course of business. While it is not feasible to predict or determine the outcome of the actions brought against us, we believe that the ultimate resolution of these claims will not ultimately have a material adverse effect on Laserscope's financial position, results of operations, or future cash flows.

Warranty Obligations.

We have a direct field service organization that provides service for our products. We generally provide a twelve month warranty on our laser systems. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. Our warranties and premium service contracts provide for a "99.0% Uptime Guarantee" on our laser systems. Under provisions of this guarantee, we extend the term of the related warranty or service contract if specified system uptime levels are not maintained. Although most systems covered by this guarantee have achieved a 99.0% uptime rate to date, we cannot assure that we can maintain such uptime rates in the future.

No Dividends.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on the common stock in the foreseeable future. The payment of dividends on the common stock will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the Board of Directors may consider relevant.

"Penny Stock" Rules.

Our common stock is traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market System, which requires that a company have a minimum bid price of $1.00 in order to qualify for continued listing. Our low bid price in 2003 for each of the quarters ended March 31, June 30, September 30 and December 31 was $3.76, $3.90, $7.50 and $10.64, respectively, and our last traded price on March 1, 2004 was $23.81. If we fail to maintain our listing for our common stock on the NASDAQ National Market System, and no other exclusion from the definition of "penny stock" under the Exchange Act is available, any brokers engaging in transactions in our securities would be required to provide their customers with a risk disclosure document, the compensation of the broker/dealer in the transaction and monthly account statements showing the market values of our securities held in the customers' accounts.

The bid and offer quotations and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in such transactions, thereby making it more difficult for shareholders to dispose of their shares of Laserscope common stock.

Dilution.

Shareholders may experience dilution in the net tangible book value of their investment upon the exercise of outstanding options and warrants granted under Laserscope's stock option plans and other options and warrants.

Other.

Other risks are detailed from time to time in our press releases and other public disclosure filings with the United States Securities and Exchange Commission ("SEC"), copies of which are available upon request from the Company.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

We are exposed to a variety of risks, including changes in interest rates affecting the return on investments, outstanding debt balances and foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage exposure to fluctuations in interest rates and foreign currency values.

Interest Rate Risk.

Our exposure to market rate risk for changes in interest rates relates primarily to our outstanding debt. In 2003 and 2002, we did not use derivative financial instruments. We invest our excess cash in money market funds. Our debt financings generally consisted of convertible debentures and bank loans requiring either fixed or variable rate interest payments. Investments in and borrowings under both fixed-rate and floating-rate interest-earning instruments carry a degree of interest rate risk. On the investment side, fixed-rate securities may have their fair market value adversely affected due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall. In addition, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

On the debt side, borrowings that require fixed-rate interest payments require greater than current market rate interest payments if interest rates fall, while floating rate borrowings may require greater interest payments if interest rates rise. Additionally, our future interest expense may be greater than expected due to changes in interest rates.

Foreign Currency Risk.

International revenues were 26% of total revenues in each year of 2003 and 2002 compared to 35% of total revenues during 2001. Our international sales are made through international distributors and wholly-owned subsidiaries with payments to us typically denominated in the local currencies of the United Kingdom and France, and in United States Dollars in the rest of the world. We intend to continue our operations outside of the United States and potentially to enter additional international markets. These activities, require significant management attention and financial resources and further subject us to the risks of operating internationally. These risks include, but are not limited to:

- changes in regulatory requirements;
- delays resulting from difficulty in obtaining export licenses for certain technology;
- customs, tariffs and other barriers and restrictions; and
- the burdens of complying with a variety of foreign laws.

We are also subject to general geopolitical risks in connection with our international operations, such as:

- differing economic conditions;
- changes in political climate;
- differing tax structures; and
- changes in diplomatic and trade relationships and war.

In addition, fluctuations in currency exchange rates may negatively affect our ability to compete in terms of price against products denominated in local currencies.

Accordingly, our future results could be materially adversely affected by changes in these regulatory, geopolitical and other factors.

We do not engage in hedging transactions for speculative or trading purposes.

Item 8. ***Consolidated Financial Statements and Supplementary Data.***

Consolidated financial statements of Laserscope at December 31, 2003 and 2002, and for each of the three years ended December 31, 2003, the report of independent auditors thereon and Supplementary Data are included as separate sections in this Annual Report on Form 10-K in Item 6 "Selected Financial Data" and Item 15, "Exhibits, Financial Statement Schedules and reports on Form 8-K."

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of disclosure controls and procedures. Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the Company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Rules 13a-15(e) or 15d-15(e) as of the end of the period covered by this report (the "Evaluation Date"), have concluded that, as of the Evaluation Date, our disclosure controls and procedures were adequate based on the evaluation of these controls and procedures required by paragraph (b) of Exchange Act Rules 13a-15 or 13d-15.

Changes in internal controls. No change in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the Company's fourth fiscal quarter has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

However, in connection with the preparation of the Company's financial statements as of and for the year ended December 31, 2002, management, in conjunction with our financial advisors, identified significant deficiencies that relate to our foreign subsidiaries and that were primarily caused by turnover of accounting personnel. Management believes that in 2002 it had internal control procedures in effect at the consolidated level sufficient to prevent any material misstatement and in fact these deficiencies did not result in any material misstatement of our consolidated financial results for the year ended December 31, 2002 or any of the quarters within 2002. However, corrective actions were instituted in 2003, and these matters were discussed with our independent accountants and the Audit Committee of the Board of Directors of the Company.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because the Company will file a definitive proxy statement prior to April 30, 2004 pursuant to Regulation 14A (the "Proxy Statement") for its Annual Meeting of Shareholders to be held June 4, 2004 and the information included in the Proxy Statement is incorporated herein by reference.

Item 10. *Directors and Executive Officers of the Registrant.*

The information concerning the Company's directors and executive officers required by this Item 10 is incorporated by reference from the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders under the headings "Election of Directors." "Management" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively. See also Item 1 above.

Code of Ethics.

The information required by this Item 10 is incorporated by reference from the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders under the heading "Code of Ethics."

Item 11. *Executive Compensation.*

The information required by this Item 11 is incorporated by reference from the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders under the heading "Executive Compensation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management.*

The information required by this Item 12 is incorporated by reference from the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders under the heading "Beneficial Ownership of Securities" and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions.*

The information required by this Item 13 is incorporated by reference from the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders under the heading "Certain Transactions."

Item 14. *Principal Accountant Fees and Services.*

The information required by this Item 14 is incorporated by reference from the Company's Proxy Statement for the 2004 Annual Meeting of Shareholders under the heading "Principal Auditor Fees and Services."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K.***

(a)(1) Consolidated Financial Statements:

(2) The following financial statement schedule for the years ended December 31, 2003, 2002 and 2001 is submitted herewith:

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits included herein (numbered in accordance with Item 601 of Regulation S-K):

Exhibit Number	Description
2.1	Acquisition Agreement between Laserscope and Heraeus Med GmbH.(8)
2.1A	Amendment Number One to Acquisition Agreement between Laserscope and Heraeus Med GmbH.(10)
3.3	Eighth Amended and Restated Articles of Incorporation of Registrant.(21)
3.4	By-laws of Registrant, as amended.(2)
4.1	Common Shares Rights Agreement dated as of October 31, 1991 between Laserscope and American Stock Transfer & Trust Company as Rights Agent.(5)
4.1A	First Amendment to Common Shares Rights Agreements between the Company and American Stock Transfer & Trust Company as Rights Agent dated as of April 22, 1996.(6)
4.1B	Second Amendment to Common Shares Rights Agreement between the Company and American Stock Transfer & Trust Company as Rights Agent dated as of August 6, 1996.(7)
10.1A	1984 Stock Option Plan, as amended, and forms of Incentive Stock Option Agreement and Non-statutory Stock Option Agreement.(2)
10.1B	1994 Stock Option Plan and forms of Incentive Stock Option Agreement and Non-statutory Stock Option Agreement.(3)
10.2	1984 Stock Purchase Plan and form of Common Stock Purchase Agreement.(1)
10.3	1989 Employee Stock Purchase Plan and form of Subscription Agreement.(2)
10.3A	1999 Employee Stock Purchase Plan and form of Subscription Agreement.(14)
10.4	401(k) Plan.(1)
10.6	Net Lease Agreement between the Registrant and Realtec Properties dated June 20, 2000.(17)
10.6A	Net Lease Agreement between the Registrant and Realtec Properties dated October 18, 2000.(17)
10.10	Form of indemnification agreement.(1)

Exhibit Number	Description
10.11	Amended and Restated Loan and Security Agreement between the Registrant and Silicon Valley Bank Dated November 23, 1996.(10)
10.11A	Loan Modification Agreement between the Registrant and Silicon Valley Bank dated November 26, 1997.(10)
10.11B	Loan Modification Agreement between the Registrant and Silicon Valley Bank dated March 18, 1998.(10)
10.11C	Loan Modification Agreement between the Registrant and Silicon Valley Bank dated September 3, 1998.(11)
10.11D	Loan Modification Agreement between the Registrant and Silicon Valley Bank dated November 25, 1998.(12)
10.11E	Loan Modification Agreement between the Registrant and Silicon Valley Bank dated March 17, 1999.(12)
10.11F	Loan Modification Agreement between the Registrant and Silicon Valley Bank dated March 30, 1999.(13)
10.11G	Loan and Security Agreement between the Registrant and Silicon Valley Bank dated October 1, 1999.(14)
10.11H	Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank dated September 25, 2000.(16)
10.11I	Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank dated September 26, 2001.(18)
10.11J	Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank dated September 26, 2002.(20)
10.11K	Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank dated September 25, 2003.(22)
10.13	1990 Directors' Stock Option Plan and form of Option Agreement.(2)
10.14	Form of Laserscope Management Continuity Agreement, as amended.(15)
10.14A	Form of Laserscope Management Continuity Agreement, as amended.(19)
10.18	1995 Directors' Stock Option Plan and form of Option agreement.(4)
10.18A	1999 Director's Stock Option Plan.(14)
10.19	Common Stock Placement Agreement.(14)
10.19A	Form of Common Stock Purchase Agreement.(14)
10.20	Convertible Loan Agreement.(14)
10.20A	Amendment to Convertible Loan Agreement.(21)
10.20B	Amendment to Convertible Loan Agreement. (22)
22.1	Subsidiaries of Registrant, as amended.(17)
23.1	Consent of Independent Accountants.(23)
25.1	Power of Attorney (see page 36).(23)
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(23)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(23)
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. section 1350.(23)
32.2	Certification of Principal Financial Officer pursuant to 18 U.S.C. section 1350.(23)

(1) Incorporated by reference to identically numbered exhibits filed in response to Item 16(a), "Exhibits," of the Registrant's Registration Statement on Form S-1 and Amendment No. 1 and Amendment No. 2 thereto (File No. 33-31689), which became effective on November 29, 1989.

(2) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1991.

(3) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1994.

(4) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1995.

(5) Incorporated by reference to Exhibit 1 of the Registrant's Registration Statement on Form 8-A filed November 15, 1991.

(6) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

(7) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", the Company's Form 8-A/A filed September 4, 1996.

(8) Incorporated by reference to Exhibit A to the Definitive Proxy Statement for the Special Meeting of Shareholders held August 29, 1996.

(9) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1996.

(10) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1997.

(11) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998.

(12) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K/A for the year ended December 31, 1998.

(13) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999

(14) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

(15) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000.

(16) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2000.

(17) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(18) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

(19) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2002.

(20) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

(21) Incorporated by reference to identically numbered exhibits filed in response to Item 14(a)(3), "Exhibits", of the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(22) Incorporated by reference to identically numbered exhibits filed in response to Item 6(a), "Exhibits", of the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003.

(23) Filed herewith.

Reports on Form 8-K:

The following current report on Form 8-K was filed during the fourth quarter of 2003:

On October 23, 2003, the Company filed a current report on Form 8-K reporting the issuance of a press release dated October 23, 2003 announcing the Company's financial results for the fiscal quarter ended September 30, 2003.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LASERSCOPE

By: /s/ ERIC M. REUTER

Eric M. Reuter
President and Chief Executive Officer

Date: March 15, 2004

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric M. Reuter and Dennis LaLumandiere as his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT J. PRESSLEY (Robert J. Pressley, Ph.D.)	Chairman of the Board of Directors	March 15, 2004
/s/ ERIC M. REUTER (Eric M. Reuter)	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2004
/s/ DENNIS LALUMANDIERE (Dennis LaLumandiere)	Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 15, 2004
/s/ JAMES BAUMGARDT (James Baumgardt)	Director	March 15, 2004
/s/ ROBERT C. PEARSON (Robert C. Pearson)	Director	March 15, 2004
/s/ RODNEY PERKINS (Rodney Perkins, M.D.)	Director	March 15, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Laserscope:

In our opinion, the consolidated financial statements listed in the Index appearing under Item 15(a)(1) on page 32 present fairly, in all material respects, the financial position of Laserscope and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the Index appearing under Item 15(a)(2) on page 32 presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
March 12, 2004

LASERSCOPE

CONSOLIDATED BALANCE SHEETS

	December 31,	
	2003	2002
	(Thousands except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,158	$ 4,661
Accounts receivable, net	12,711	10,287
Inventories, net	13,368	10,445
Other current assets	1,315	1,027
Total current assets	34,552	26,420
Property and equipment, net	1,645	1,808
Goodwill	655	655
Other assets	176	280
Total assets	$ 37,028	$ 29,163
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,094	$ 3,989
Accrued compensation	2,360	2,033
Warranty	1,947	1,127
Other accrued liabilities	3,347	1,948
Deferred revenue	2,022	1,408
Convertible subordinated debentures, current portion	—	147
Current obligations under capital leases	60	116
Total current liabilities	13,830	10,768
Long-term liabilities:		
Convertible subordinated debentures, net of current portion	—	2,853
Obligations under capital leases	—	60
Total long-term liabilities	—	2,913
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Common stock, no par value:		
Authorized shares — 30,000,000 at December 31, 2003 and 2002.		
Issued and outstanding shares — 20,131,781 and 16,828,324 at December 31, 2003 and 2002, respectively	60,427	55,915
Accumulated deficit	(37,002)	(39,519)
Accumulated other comprehensive loss	(227)	(789)
Notes receivable from shareholders	—	(125)
Total shareholders' equity	23,198	15,482
Total liabilities and shareholders' equity	$ 37,028	$ 29,163

See notes to consolidated financial statements

LASERSCOPE

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2003	2002	2001
	(Thousands, except per share amounts)		
Net revenues:			
Products	$51,104	$37,262	$29,264
Services	6,323	5,826	5,823
	57,427	43,088	35,087
Cost of products and services:			
Products	22,942	16,832	13,661
Services	4,697	4,002	4,074
	27,639	20,834	17,735
Gross margin	29,788	22,254	17,352
Operating expenses:			
Research and development	4,443	3,837	3,756
Selling, general and administrative	22,638	17,626	14,043
	27,081	21,463	17,799
Operating income (loss)	2,707	791	(447)
Interest income	52	10	—
Interest expense and other	(40)	(392)	(337)
Income (loss) before income taxes	2,719	409	(784)
Provision for income taxes	202	86	45
Net income (loss)	$ 2,517	$ 323	$ (829)
Basic net income (loss) per share	$ 0.14	$ 0.02	$ (0.05)
Diluted net income (loss) per share	$ 0.13	$ 0.02	$ (0.05)
Shares used in basic per share calculations	17,452	16,441	15,953
Shares used in diluted per share calculations	21,838	18,569	15,953

See notes to consolidated financial statements

LASERSCOPE

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2003	2002	2001
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 2,517	$ 323	$ (829)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	1,066	1,051	938
Amortization of debt issuance costs	91	134	140
Provision for doubtful accounts-accounts receivable	93	115	—
Provision for inventory	288	134	—
Changes in assets and liabilities:			
Accounts receivable	(2,204)	(1,750)	500
Inventories	(2,967)	(1,149)	(987)
Prepayments and other current assets	(326)	305	(329)
Accounts payable	829	1,092	1,405
Accrued compensation	327	445	298
Warranty	820	379	251
Deferred revenue	614	377	9
Other accrued liabilities	235	366	29
Tax payable	136	—	—
Cash provided by operating activities	1,519	1,822	1,425
Cash flows from investing activities:			
Capital expenditures	(873)	(776)	(1,066)
Cash provided by (used in) investing activities	(873)	(776)	(1,066)
Cash flows from financing activities:			
Payment on obligations under capital leases	(117)	(101)	(295)
Proceeds from the sale of common stock under stock plans	1,565	1,197	225
Proceeds from the exercise of warrants	97	6	7
Repayment of shareholder notes	125	—	9
Proceeds from line of credit	200	7,020	12,700
Repayment of line of credit	(200)	(8,155)	(12,267)
Cash provided by (used in) financing activities	1,670	(33)	379
Effect of exchange rate changes on cash	181	240	(28)
Increase in cash and cash equivalents	2,497	1,253	710
Cash and cash equivalents, beginning of year	4,661	3,408	2,698
Cash and cash equivalents, end of year	$ 7,158	$ 4,661	$ 3,408
Supplemental cash flow information:			
Cash paid for income taxes, net of refunds	$ 67	$ 79	$ 11
Cash paid for interest	$ 234	$ 303	$ 365
Acquisition of minority interest in affiliate in exchange for accounts receivable	$ —	$ —	$ 555
Non-cash financing, equipment lease	$ —	$ 60	$ —
Debenture conversion	$ 2,850	$ —	$ —

See notes to consolidated financial statements

LASERSCOPE

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Loss	Notes Receivable from Shareholders	Total Shareholders' Equity
	(In thousands except share amounts)				
Balance at December 31, 2000	$54,480	$(39,013)	$(1,218)	$(134)	$14,115
Components of comprehensive loss:					
Net loss		(829)			(829)
Translation adjustments			(114)		(114)
Total comprehensive loss					(943)
Issuance of 197,772 shares under stock plans	225				225
Issuance of 5,000 shares upon warrant exercises	7				7
Repayment of shareholder notes				9	9
Balance at December 31, 2001	$54,712	$(39,842)	$(1,332)	$(125)	$13,413
Components of comprehensive income:					
Net income		323			323
Translation adjustments			543		543
Total comprehensive income					866
Issuance of 737,526 shares plans	1,197				1,197
Issuance of 5,000 shares upon warrant exercises	6				6
Balance at December 31, 2002	$55,915	$(39,519)	$ (789)	$(125)	$15,482
Components of comprehensive income:					
Net income		2,517			2,517
Translation adjustments			562		562
Total comprehensive income					3,079
Issuance of 827,794 shares under stock plans	1,565				1,565
Issuance of 75,663 shares upon warrant exercises	97				97
Debenture conversion into 2,400,000 shares, net of unamortized issuance costs	2,850				2,850
Repayment of shareholder notes				125	125
Balance at December 31, 2003	$60,427	$(37,002)	$ (227)	$ —	$23,198

See notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Business

Laserscope (the "Company") primarily operates in one business segment, the medical systems business. The Company develops, manufactures, markets and supports aesthetic and surgical lasers and other surgical systems, related instrumentation and disposable supplies. The Company markets its products and services in over thirty-five countries worldwide to hospitals, outpatient surgery centers and physicians.

Basis of Presentation

The accompanying consolidated financial statements include the Company and its wholly and majority-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Potential Need to Raise Additional Capital

As of December 31, 2003, the Company's total assets were $37.0 million and the total liabilities were $13.8 million. As of the same date, working capital was $20.7 million and cash and cash equivalents totaled $7.2 million. Current and anticipated demand for the Company's products as well as procurement and production affect the need for capital. Changes in these or other factors could have a material impact on capital requirements and may require the Company to raise additional capital.

The Company's line of credit contains certain financial covenants. In the event that the Company is unable to satisfy any of these covenants, then it would be in default and the lender would have the right to exercise various remedies including declaring due all outstanding principal and interest. At December 31, 2003, the Company had no outstanding borrowing under the line of credit facility.

While the Company believes that its existing cash resources, including the bank line of credit, will be sufficient to fund its operating needs for the next twelve months, additional financing may be required for the Company's currently envisioned long term needs.

There can be no assurance that any additional financing will be available on terms acceptable to the Company, or at all. In addition, future equity financings could result in dilution to shareholders, and future debt financings could result in certain financial and operational restrictions.

Use of Estimates

Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Carrying amounts of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to their short maturities. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the capital lease obligations, approximates its fair value.

Cash and Cash Equivalents

The Company considers cash equivalents to be short-term financial instruments that are readily convertible to cash, subject to no more than insignificant interest rate risk and that have original maturities of three months or less.

Revenue Recognition and Product Warranty

The Company recognizes revenue on products and services when the persuasive evidence of an arrangement is in place, the price is fixed or determinable, collectibility is reasonably assured, remaining obligations are insignificant, and title and risk of ownership has been transferred. Transfer of title and risk of ownership generally occurs when the product is shipped to the customer or when the customer receives the product, depending on the nature of the arrangement. The Company currently provides for the estimated cost to repair or replace products under warranty at the time of sale. Service revenue is recognized as the services are provided and for service contracts on a straight-line basis over the period of the applicable service contract.

Research and Development Expenditures

Costs related to research, design and development of products are charged to research and development expense as incurred.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization.

Equipment is depreciated using principally accelerated methods over estimated useful lives of three to seven years. Equipment under capital leases is amortized over the period of the lease. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or useful life if shorter. Maintenance and repairs are charged to operations as incurred.

Inventories

Inventories are stated at the lower of cost (computed on a first-in, first-out basis) or market.

Net Income (Loss) Per Share

Basic net income (loss) per share is calculated using the weighted average number of common stock outstanding. Diluted net income (loss) per share is calculated using the weighted average number of shares of common stock outstanding plus dilutive common equivalent shares from stock options, warrants and debentures.

The following table sets forth the computation of basic and diluted net income (loss) per common share:

	2003	2002	2001
	(Thousands, except per share data)		
Numerator:			
Basic net income (loss)	$ 2,517	$ 323	$ (829)
Add back:			
Interest on convertible debentures	219	—	—
Diluted net income (loss)	2,736	323	(829)
Denominator:			
Denominator for basic net income (loss) per share — weighted average basis	17,452	16,441	15,953
Effect of dilutive securities:			
Employee stock options	1,881	1,676	—
Convertible debentures	2,068	—	—
Warrants	437	452	—
Dilutive potential common shares	4,386	2,128	—
Denominator for diluted net income (loss) per common share — Adjusted weighted-average shares	21,838	18,569	15,953
Net income (loss) per common share:			
Basic	$ 0.14	$ 0.02	$ (0.05)
Diluted	$ 0.13	$ 0.02	$ (0.05)

The following outstanding options and warrants (prior to the application to the treasury stock method) and convertible debentures were excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2003, 2002 and 2001 because including them would have had an antidilutive effect.

	Years Ended December 31,		
	2003	2002	2001
	(Thousands)		
Options to purchase common stock	305	279	3,188
Warrants to purchase common stock	—	—	458
Debentures convertible to common stock	—	2,400	2,400
	305	2,679	6,046

Foreign Currency Translation

The functional currencies of the Company's foreign subsidiaries are their local currencies. Accordingly, all assets and liabilities related to their operations are translated at the current exchange rates at the end of each period. The resulting cumulative translation adjustments are recorded directly to the translation adjustments account, a component of the accumulated other comprehensive loss, and are included in shareholders' equity. Revenues and expenses are translated at average exchange rates in effect during the period. Foreign currency transaction gains and losses are included in the statement of operations.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities, measured at tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Long-Lived Assets

The Company periodically assesses the impairment of its long-lived assets in accordance with the provisions of SFAS No. 141, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value of the Company's long-lived assets may not be recoverable. Indicators which could trigger an impairment review include, but are not limited to, significant underperformance relative to past or planned operating results, significant changes in the strategy for the overall business, significant negative industry trends and/or a significant decline in the stock price of the Company for a sustained period of time. When it is determined, based on one or more of these indicators, that the carrying value of the Company's long-lived assets may not be recoverable, impairment is measured using the projected discounted cash flow method and charged to operations.

Goodwill and Intangible Assets Related to Acquisitions

On September 17, 2001, the Company purchased the remaining 25% minority interest in its subsidiary, Laserscope France S.A. through the exercise of a buy-out option of $555,000 which was paid through the assignment of accounts receivable. Goodwill of $655,000 arose on the acquisition. The Company adopted the rules of SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") that apply to goodwill acquired after June 30, 2001 and has not amortized this goodwill. The Company performs an annual assessment at the reporting unit level, or earlier if an event occurs or circumstances change that would reduce the fair value of the reporting unit below its carrying amount, as prescribed by SFAS No. 142. No impairment charges have been recorded as of December 31, 2003.

Advertising Expense

Advertising costs are expensed as incurred. Advertising costs were not significant in 2003, 2002 or 2001.

Stock-based Compensation

During the year ended December 31, 2002, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and its interpretations, and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity instrument. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" ("EITF Issue No. 96-18"). Under SFAS No. 123 and EITF Issue No. 96-18, the fair value of options granted to non-employees is estimated using the Black-Scholes option pricing model and is periodically remeasured as the options vest.

Had compensation cost for stock-based employee compensation arrangements been determined based on the fair value at the date of the awards consistent with the provisions of SFAS No. 123, the impact on the Company's net income would be as follows (in thousands, except per share data):

	2003	2002	2001
Net income (loss) as reported	$ 2,517	$ 323	$ (829)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(1,352)	(956)	(1,025)
Pro forma net income (loss)	$ 1,165	$ (633)	$(1,854)
Net income (loss) per share:			
Basic-as reported	$ 0.14	$ 0.02	$ (0.05)
Basic-pro forma	$ 0.07	$(0.04)	$ (0.12)
Diluted-as reported	$ 0.13	$ 0.02	$ (0.05)
Diluted-pro forma	$ 0.06*	$(0.04)	$ (0.12)

* Pro forma net income includes interest on convertible debentures of $219,000.

Pro forma information regarding net loss and net loss per share as if the Company accounted for its employee stock options granted subsequent to December 15, 1994 under the fair value method is calculated based on the fair value of the option grants at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	2.60%	3.20%	6.54%
Dividend yield	—	—	—
Volatility	0.85	1.16	1.21
Expected life (in years)	4.13	3.50	3.59

The weighted average per share grant date fair values of employee stock options granted in 2003, 2002, and 2001 were $5.35, $3.39 and $1.28, respectively.

Pro forma compensation expense with respect to the Company's 1999 Employee Stock Purchase Plan is estimated using the fair value of the employees' purchase rights under the Black-Scholes model with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	1.12%	1.78%	4.74%
Dividend yield	—	—	—
Volatility	0.63	0.87	0.99
Expected life (in years)	0.50	0.50	0.50

The weighted average per share fair values of those purchase rights granted in 2003, 2002 and 2001 were $1.66, $1.15 and $0.47, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. For the years ended December 31, 2003, 2002 and 2001, comprehensive income (loss) comprised of net income (loss) and foreign currency translation adjustments.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised FASB Interpretation No. 46 ("FIN 46R"), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51." The FASB published the revision to clarify and amend some of the original provisions of FIN 46, which was issued in January 2003, and to exempt certain entities from its requirements.

A variable interest entity ("VIE") refers to an entity subject to consolidation according to the provisions of this Interpretation. FIN 46R applies to entities whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support provided by any parties, including equity holders, or where the equity investors (if any) do not have a controlling financial interest. FIN 46R provides that if an entity is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the VIE should be consolidated in the entity's financial statements. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE provide additional disclosures. The provisions of FIN 46R are effective for the Company's fiscal 2004 first quarter. The Company does not expect the adoption of FIN 46R to have a material impact on the Company's financial position or on its results of operations.

2. Segment information

The Company's revenue base is derived from the sales of interrelated products and services on a world-wide basis. Although discrete components that earn revenues and incur expenses exist, significant expenses such as research and development and corporate administration are not incurred by nor allocated to these operating units but rather are employed by the entire enterprise. Additionally, the chief operating decision maker evaluates resource allocation not on a product or geographic basis, but rather on an enterprise wide basis. Therefore, the Company has concluded that it contains only one reportable segment, which is the medical systems business.

Revenues from sales to external customers by similar products and services and by major geographic area for the years ended December 31 were:

	2003	2002	2001
		(In thousands)	
By similar products and services			
Lasers & instrumentation	$37,568	$29,842	$23,593
Disposables	13,536	7,420	5,671
Service	6,323	5,826	5,823
Total	$57,427	$43,088	$35,087
By major geographic area(1)			
United States	$42,398	$31,714	$22,831
Europe(2)	11,221	8,584	8,831
Asia Pacific(2)	3,214	2,380	2,685
Rest of world(2)	594	410	740
Total	$57,427	$43,088	$35,087

(1) Based on the location of the external customer.

(2) Individual countries within each of these geographic regions represent less than 10% of total revenues.

Location of long lived assets by major geographic area at December 31 were:

	2003	2002	2001
	(In thousands)		
United States	$1,553	$1,957	$2,412
France	859	710	702
United Kingdom	64	76	22
	$2,476	$2,743	$3,136

3. Accounts Receivable

Accounts receivable at December 31 consisted of:

	2003	2002
	(In thousands)	
Trade accounts receivable	$12,979	$10,590
Less: allowance for doubtful accounts	(268)	(303)
	$12,711	$10,287

4. Inventories

Inventories at December 31 consisted of:

	2003	2002
	(In thousands)	
Raw materials	$ 6,356	$ 4,304
Work-in-process	3,213	3,340
Finished goods	3,799	2,801
	$13,368	$10,445

5. Property and Equipment

Property and equipment at December 31 consisted of:

	2003	2002
	(In thousands)	
Machinery and equipment	$ 4,773	$ 4,325
Office equipment and furniture	10,551	10,991
Leasehold improvements	1,258	1,238
	16,582	16,554
Less accumulated depreciation and amortization	(14,937)	(14,746)
	$ 1,645	$ 1,808

6. Goodwill

On September 17, 2001, the Company purchased the remaining 25% minority interest in its subsidiary, Laserscope France S.A. through the exercise of a buy-out option of $555,000 which was paid through the assignment of accounts receivable. Goodwill of $655,000 arose on the acquisition. The Company adopted the rules of SFAS No. 142 that apply to goodwill acquired after June 30, 2001 and has not amortized this goodwill. The Company has reviewed the goodwill for impairment as prescribed by SFAS No. 142 and has concluded that no impairment charge is required.

7. Warranty and Service Contracts

Warranty

The Company has a direct field service organization that provides service for products. The Company generally provides a twelve month warranty on laser systems. After the warranty period, maintenance and support is provided on a service contract basis or on an individual call basis. The Company's warranties and premium service contracts provide for a "99.0% Uptime Guarantee" on laser systems. Under provisions of this guarantee, the Company extends the terms of the related warranty or service contract if specified system uptime levels are not maintained.

The Company currently provides for the estimated cost to repair or replace products under warranty at the time of sale. The cost estimate is based on warranty costs experienced in the prior 12 months, and the outstanding warranty liability is revalued on a quarterly basis.

Warranty Reserve

	(In thousands)
Balance, December 31, 2001	$ 748
Add: Accruals for warranties issued in 2002	1,753
Less: Accruals related to pre-existing warranties	(91)
Settlements made during the period	(1,283)
Balance, December 31, 2002	$ 1,127
Add: Accruals for warranties issued in 2003	2,659
Accruals related to pre-existing warranties	100
Less: Settlements made during the period	(1,939)
Balance, December 31, 2003	$ 1,947

Service Contracts

Deferred service contract revenue is recognized on a straight-line basis over the period of the applicable service contract. Costs are recognized as incurred.

Deferred Contract Revenue

	(In thousands)
Balance, December 31, 2001	$ 1,004
Add: Payments received	2,665
Costs incurred under service contracts	1,888
Less: Revenue recognized	(2,583)
Settlements made during the period	(1,888)
Balance, December 31, 2002	$ 1,086
Add: Payments received	3,266
Costs incurred under service contracts	1,969
Less: Revenue recognized	(2,919)
Settlements made during the period	(1,969)
Balance, December 31, 2003	$ 1,433

8. Line of Credit

The Company has in place an asset based line of credit which provides up to $5.0 million in borrowings off-set against $1.0 million in letter of credit reserve requirements. The line of credit expires September 2004. Credit is extended based on the Company's eligible accounts receivable and inventory. At December 31, 2003, the Company had approximately $4.0 million in borrowing capacity and no borrowings, resulting in $4.0 million of unused borrowing capacity. The Company's assets collateralize the line of credit which bears an interest rate equivalent to the bank's prime rate plus 2.0%. The prime rate at December 31, 2003 was 4.00%. Borrowings against the line of credit are paid down as the Company collects its accounts receivable. Provisions of the bank loan agreement prohibit the payment of dividends on non-preferred stock, or the redemption, retirement, repurchase or other acquisition of Company stock. The agreement further requires the Company to maintain a minimum tangible net worth. As of December 31, 2003 and 2002, the Company was in compliance with all covenants and had no outstanding borrowings under the line of credit facility.

9. Commitments and Contingencies

Lease Obligations

The Company leases certain equipment under lease agreements that have been accounted for as capital leases. Leased equipment and accumulated amortization related to assets under capital leases at December 31 were as follows:

	2003	2002
	(In thousands)	
Leased equipment		
(Primarily office equipment and software)	$ 1,656	$ 1,657
Accumulated amortization	(1,580)	(1,381)
	$ 76	$ 276

There were no additions to leased equipment in 2003, $172,000 in 2002 and zero in 2001.

Amortization of equipment under capital leases is included in depreciation expense.

The Company leases certain facilities and equipment under non-cancelable operating leases. Rent expense under these leases amounted to approximately $1,938,000, $1,746,000 and $1,681,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under capital and operating leases were as follows at December 31, 2003:

	Capital Leases	Operating Leases
	(In thousands)	
2004	$63	$1,919
2005	—	1,515
	63	$3,434
Less amount representing interest	(3)	
Present value of future minimum lease payments	60	
Less current portion	60	
	$—	

Indemnifications

In the ordinary course of business, the Company enters into contractual arrangements under which the Company may agree to indemnify the third party to such arrangement from any losses incurred relating to the services they perform on behalf of the Company or for losses arising from certain events as defined within the particular contract, which may include, for example, patents, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments made related to these indemnifications have been immaterial.

The Company has entered into indemnification agreements with its directors and officers that may require the Company: to indemnify its directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature; to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified; and to make good faith determination whether or not it is practicable for the Company to obtain directors' and officers' insurance. The Company currently has directors' and officers' insurance.

Contingencies

The Company is at times a party to legal proceedings arising in the ordinary course of its business. While it is not feasible to predict or determine the outcome of the actions brought against the Company, management believes that the ultimate resolution of these claims will not ultimately have a material adverse effect on the Company's financial position or results of operations or future cash flows.

10. Convertible Subordinated Debentures

In February of 2000, the Company sold $3 million of 8.00% convertible debentures in a private placement. The debentures were originally scheduled to mature in February 2007 and interest is paid monthly. The debentures are convertible at the option of the holder at any time prior to the close of business on the maturity date, unless previously repurchased, into 2.4 million shares of common stock at a conversion price of $1.25, subject to adjustment in certain circumstances. In connection with the sale of the convertible debentures, the Company issued warrants to purchase 240,000 shares of the Company's common stock at $1.50 per share.

The warrants expire in 2005. The value of the warrants of $311,000 was amortized as interest expense in the statement of operations over the original term of the debentures.

In the first six months of 2003, $400,000 of the debentures were converted to 320,000 shares of the Company's common stock at $1.25 per share. During December 2003, the holders converted the remaining $2.6 million of debentures into 2,080,000 shares of the Company's common stock. Upon conversion, of the remaining debentures, $150,054 of remaining unamortized issuance and warrants costs were transferred to additional paid-in capital.

Convertible subordinate debentures at December 31 consisted of:

	2003	2002
	(In thousands)	
Convertible debentures with 8% interest, maturing in February 2007	$ —	$3,000

11. Shareholders' Equity

The Company has 30,000,000 shares of no par value common stock authorized. In addition, the Company has authorized 5,000,000 shares of undesignated preferred stock with rights, preferences and privileges to be determined by the Company's Board of Directors.

Warrants

In connection with common stock and convertible debenture issuances in 2000, the Company issued 458,875 warrants to purchase the Company's common stock at prices ranging from $1.25 to $1.50 per share. The warrants expire in 2005. As of December 31, 2003, there remained 373,212 warrants outstanding.

1994 Stock Option Plan

During 1994, the Company adopted a stock option plan under which the Board of Directors may grant incentive stock options to purchase shares of common stock to employees of the Company at a price not less than the fair value of the shares as of the date of grant. The Board of Directors may also grant non-statutory stock options to employees and consultants, including directors who serve as employees or consultants, at not less than 85% of the fair market value of the shares as of the date of grant.

Options issued pursuant to the 1994 plan vest and become exercisable over periods of up to four years and expire five years after the date of grant.

The Company has reserved 3,750,000 shares of common stock of which there were 38,854 shares available for issuance pursuant to its 1994 stock option plan as of December 31, 2003.

1999 Retention Stock Option Plan

During 1999, the Company adopted a stock option plan under which the Board of Directors may grant non-statutory options to purchase shares of common stock to non-officer employees of the Company at a price not less than the fair value of the shares as of the date of grant. Options issued pursuant to the 1999 plan vest and become exercisable over periods of up to four years and expire five years after the date of grant.

The Company has reserved 698,000 shares of common stock of which there were 23,636 shares available for issuance pursuant to its 1999 Retention Stock Option Plan as of December 31, 2003.

Directors' Stock Option Plans

The Company has reserved an aggregate of 840,000 shares of its common stock for issuance pursuant to its 1999 and 1995 Directors' Stock Option Plans. Under these plans, non-employee directors of the Company have been granted options to purchase up to 105,000 shares (45,000 shares pursuant to the 1995 plan and 60,000 shares pursuant to the 1999 plan) of the Company's common stock exercisable at the fair market value of such shares on the respective grant dates. Options issued pursuant to these plans vest and become exercisable over three years from the respective original date of issuance with respect to each optionee who remains a director and expire five to ten years after the date of grant. Upon the adoption of the 1999 Directors' Stock Option Plan, the 1995 Directors' Stock Option Plan expired with respect to future grants. There were 260,000 shares available for issuance pursuant to the 1999 Directors' Stock Option Plan at December 31, 2003.

The following table summarizes activity in the Company's stock option plans during the years ended December 31, 2003, 2002 and 2001:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2000	2,819,606	$1.74
Granted	603,500	$1.62
Exercised	(72,355)	$1.10
Canceled	(162,346)	$1.57
Balance, December 31, 2001	3,188,405	$1.73
Granted	572,800	$4.44
Exercised	(603,266)	$1.42
Canceled	(302,623)	$3.78
Balance, December 31, 2002	2,855,316	$2.12
Granted	556,583	$8.50
Exercised	(740,841)	$1.49
Canceled	(77,701)	$3.53
Balance, December 31, 2003	2,593,357	$3.63

The following table displays a summary of relevant ranges of exercise prices for options outstanding and options exercisable for the Company's stock option plans at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 0.99 - $ 1.38	296,640	0.69	$ 1.17	288,129	$1.17
$ 1.50 - $ 1.50	400,528	1.94	$ 1.50	400,528	$1.50
$ 1.59 - $ 1.62	345,357	2.54	$ 1.60	186,205	$1.60
$ 1.63 - $ 2.00	375,936	2.66	$ 1.81	308,297	$1.84
$ 2.20 - $ 4.19	391,498	3.49	$ 3.46	213,704	$3.26
$ 4.52 - $ 5.25	460,001	3.82	$ 4.98	127,014	$5.06
$ 7.53 - $14.33	269,897	4.64	$10.05	16,914	$9.70
$16.42 - $16.42	53,500	4.95	$16.42	—	$ —
$ 0.99 - $16.42	2,593,357	2.89	$ 3.63	1,540,791	$2.14

1999 Employee Stock Purchase Plan

During 1999, the Company adopted its 1999 Employee Stock Purchase Plan under which qualified employees can purchase up to a specified maximum amount of the Company's common stock through payroll deductions at 85% of its fair market value. The 1999 Employee Stock Purchase Plan replaced the 1989 Employee Stock Purchase Plan which expired in July 1999. The Company has reserved 750,000 shares of common stock for issuance pursuant to its 1999 Employee Stock Purchase Plan. Under this plan, as of December 31, 2003, approximately 550,000 shares had been purchased.

12. Employee Savings and Investment Plan

In October 1989, the Company adopted a 401(k) savings and investment plan, which covers all employees. The Company's contributions to the plan have been 50% matching of employee contributions up to 5% of each employee's base compensation and were approximately $201,000, $173,000, and $171,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

13. Income Taxes

The geographic distribution of net income (loss) before provision for taxes were as follows:

	2003	2002	2001
United States income (loss) before provision for taxes	$3,077	$455	$(678)
Foreign loss before provision for taxes	(358)	(46)	(106)
Net income (loss) before provision for taxes	$2,719	$409	$(784)

Significant components of the provision for income taxes were as follows (in thousands):

	2003	2002	2001
Current federal taxes	$ 91	$—	$—
Current state taxes	35	16	—
Current foreign taxes	76	70	45
Provision for income taxes	$202	$86	$45

Income taxes differ from the amount computed by applying the statutory federal income tax rate of 34% to income (loss) before taxes. The reasons for the differences and the tax effect of each are as follows (in thousands):

	2003	2002	2001
Computed expected tax	$ 924	$ 139	$(274)
Operating loss with no carryback benefit	252	95	274
Benefit of net operating loss carryforward	(1,028)	(209)	—
Foreign taxes in excess of U.S. rate	(53)	(9)	45
Other	107	70	—
Provision for income taxes	$ 202	$ 86	$ 45

The components of the deferred tax asset consisted of the following at December 31, 2003 and 2002 (in thousands):

	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 8,505	$ 8,881
General business credit carryforwards	2,483	2,256
Inventory reserves and adjustments	1,243	1,198
Other accruals and reserves not currently deductible for tax purposes	2,012	1,485
Capitalized research and development	497	734
Depreciation & amortization	969	1,216
Total deferred tax assets	15,709	15,770
Less valuation allowance	(15,709)	(15,770)
Net deferred tax asset	$ —	$ —

The Company has provided a full valuation allowance for its deferred tax assets since the realization of these future benefits cannot be sufficiently assured.

As of December 31, 2003, the Company has net operating loss carryforwards of approximately $24 million and $5 million for federal and state tax purposes, respectively. If not utilized, these carryforwards will begin to expire in 2010 for federal and in 2003 for state purposes.

The Company has research and development tax credit carryforwards of approximately $1.3 million and $1.6 million for federal and state purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2010. The California credit can be carried forward indefinitely.

The Company has not provided for United States federal income and foreign withholding taxes on non-United States subsidiaries' undistributed earnings as calculated for income tax purposes, because, in accordance with the provisions of Accounting Principles Board Opinion No. 23, Accounting for Income Taxes — Special Areas ("APB 23") the Company intends to reinvest these earnings outside the United States indefinitely. If the Company encounters a significant domestic need for liquidity that the Company cannot fulfill through borrowings, equity offerings, or other internal or external sources, the Company may experience unfavorable tax consequences as cash invested outside the United States is transferred to the United States. This adverse consequence would occur if the transfer of cash into the United States were subject to income tax without sufficient foreign tax credits available to offset the United States tax liability.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has a change in ownership, utilization of the carryforwards may be restricted.

14. Financial Instruments With Market Risk and Concentrations of Customer and Credit Risk

The Company's trade receivables are made up of amounts due from its health care industry customers, primarily in the United States of America, Europe and the Pacific Rim. The Company's credit evaluation and collection practices and the relative lack of concentration as well as geographical dispersion of customer accounts comprising its accounts receivable in the opinion of management substantially alleviate the concentration of credit risk. In 2003, 2002 and 2001, the Company's United States distributor, McKesson, made purchases from the Company of approximately $17.7 million, $12.6 million and $7.0 million which was 31%, 29% and 20% of total 2003, 2002 and 2001 revenue, respectively. The Company had no other customers whose purchases were 10% or more of annual revenue. At December 31, 2003 and 2002, McKesson's accounts receivable balance was approximately $2.7 million and $2.0 million which represented 21% and 19% of the Company's total net accounts receivable respectively. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses. Historically, such losses have been within management's expectations.

The Company also has an investment policy approved by its Board of Directors related to its short-term cash investment practices. That policy limits the amount of credit exposure to any one financial institution and restricts investments to certain types of financial instruments based on specified credit criteria.

The Company invests cash that is not required for immediate operating needs principally in a diversified portfolio of financial instruments issued by institutions with strong credit ratings. By policy, the amount of credit exposure to any one institution, with the exception of United States government backed securities, is limited.

The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and in countries where subsidiaries operate, in the form of demand deposits and money market accounts. Deposits in these banks may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company is subject to risks common to companies in the medical device industry including, but not limited to dependence on key personnel and component suppliers, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

15. Consolidated Quarterly Statement of Operations Data (Unaudited):

	Three Months Ended			
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,
	(In thousands, except per share data)			
2003				
Net revenues	$12,456	$12,862	$14,293	$17,816
Gross margin	6,265	6,455	7,503	9,565
Net income	135	348	533	1,501
Basic net income per share	0.01	0.02	0.03	0.08
Diluted net income per share	0.01	0.02	0.03	0.07
2002				
Net revenues	$ 9,420	$10,529	$10,479	$12,660
Gross margin	4,621	5,572	5,657	6,404
Net income (loss)	(47)	128	192	50
Basic & diluted net income (loss) per share	0.00	0.01	0.01	0.00

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SCHEDULE II

LASERSCOPE

VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Descriptions	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable:				
Year ended December 31, 2001	$ 800	$ —	$ 426	$ 374
Year ended December 31, 2002	$ 374	$115	$ 186	$ 303
Year ended December 31, 2003	$ 303	$ 93	$ 127	$ 268
Reserve for excess and obsolete inventory:				
Year ended December 31, 2001	$ 2,898	$ —	$ 384	$ 2,514
Year ended December 31, 2002	$ 2,514	$134	$ 357	$ 2,291
Year ended December 31, 2003	$ 2,291	$288	$ 713	$ 1,866
Valuation allowance for deferred tax assets:				
Year ended December 31, 2001	$17,158	$ —	$ 88	$17,070
Year ended December 31, 2002	$17,070	$ —	$1,300	$15,770
Year ended December 31, 2003	$15,770	$ —	$ 61	$15,709

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Board of Directors

Robert J. Pressley, Ph.D., Chairman [1, 2]
Business Consultant

James R. Baumgardt [2]
President, Guidant Foundation

Robert C. Pearson [1]
Senior Vice President, Renaissance Capital Group, Inc.

Rodney Perkins, M.D.
President, California Ear Institute at Stanford University

Eric M. Reuter
President and Chief Executive Officer, Laserscope

1 Audit Committee Member
2 Human Resources Committee Member

Corporate Officers

Robert J. Pressley, Ph.D.
Chairman of the Board of Directors

Eric M. Reuter
President and Chief Executive Officer

Robert L. Mathews
Executive Vice President, Operations and Service

Ken Arnold
Vice President, Research & Development

Van A. Frazier
Vice President, Quality and Regulatory Affairs

William B. Kelley
Vice President, International Sales

Dennis LaLumandiere
Vice President, Finance, Chief Financial Officer
and Secretary

Robert Mann
Vice President, North American Sales and Marketing

Subsidiaries

Laserscope, France S.A.
Jacques Chabat, Managing Director

Laserscope (UK) Ltd.
Mostyn P. West, Managing Director

Investor Information

Corporate Offices
Laserscope's Corporate Offices are located at
3070 Orchard Drive, San Jose, CA 95134

Annual Meeting
Laserscope's annual meeting will be held in June at a time and place to be announced in the Notice of Annual Meeting of Shareholders.

Market for Laserscope's Common Stock
Laserscope's Common Stock trades on The Nasdaq National Market under the symbol LSCP.

Registrar and Transfer Agent
American Stock Transfer & Trust Company
40 Wall Street, New York, NY 10005

Independent Auditors
PricewaterhouseCoopers LLP
Ten Almaden Blvd., San Jose, CA 95113

General Counsel
Orrick Herrington & Sutcliffe LLP
400 Sansome St., San Francisco, CA 94111

Commercial Bank
Silicon Valley Bank
3003 Tasman Drive, Santa Clara, CA 95054

Website
For more information about Laserscope please visit our website at www.laserscope.com.

Some of the statements in this Annual Report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.

Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual results may vary materially, and there are no guarantees about the performance of Laserscope stock.

We undertake no obligation to correct or update any forward-looking statements after the date of this document, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our reports to the SEC.



3070 Orchard Drive
San Jose, CA 95134-2011
(408) 943-0636
www.laserscope.com